SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For December 27, 2011
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(A free translation of the original in Portuguese)

Companhia de Saneamento

Básico do Estado de São Paulo - SABESP

Quarterly Information (ITR) at
September 30, 2011
and Report on Review of
Quarterly Information

(A free translation of the original in Portuguese)

Report on Review of Quarterly Information

To the Board of Directors and Shareholders

Companhia de Saneamento Básico do

Estado de São Paulo – SABESP

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, included in the Quarterly Information (ITR) Form for the quarter ended September 30, 2011, comprising the balance sheet at that date and the statements of income, comprehensive income, changes in equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with accounting standard CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent company

interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

  Page: 2

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Conclusion on the consolidated

interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Other matters

Interim statements

of value added

We have also reviewed the parent company and consolidated interim statements of value added (DVA) for the nine-month period ended September 30, 2011, which are required to be presented in accordance with standards issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which does not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been properly prepared, in all material respects, in relation to the parent company and consolidated interim accounting information taken as a whole.

São Paulo, November 10, 2011

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Valdir Renato Coscodai

Contador CRC 1SP165875/O-6

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ITR - Quarterly Information      09/30/2011 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Information of the Company

  Capital Composition

  Cash Dividends

Individual Financial Statements

Balance Sheets Assets

Balance Sheet Liabilities

Statement of income

Statement of Cash Flows

Statement of Changes in Shareholders' Equity

SCSE 01/01/2011 to 09/30/2011

SCSE 01/01/2010 to 09/30/2010

Value Added Statement

Consolidated  Financial Statements

Balance Sheets Assets

Balance Sheet Liabilities

Statement of income

Statement of Cash Flows

Individual Financial Statements

SCSE 01/01/2011 to 09/30/2011

SCSE 01/01/2010 to 09/30/2010

Value Added Statement

Comments on Performance

Financial Highlights

Other Information Considered Material by the Company

Opinions and Statements

 Report of the Special Review-Without Qualification

                                                              Page: 4

ITR - Quarterly Information      09/30/2011 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

INFORMATION OF THE COMPANY/ CAPITAL COMPOSITION

NUMBER OF SHARES

(Units)	CURRENT QUARTER 09/30/2011

Paid-up Capital

Common	227,836,623
Preferred	0
Total	227,836,623

Treasury Shares

Common	0
Preferred	0
Total	0

                                                              Page: 5

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INFORMATION OF THE COMPANY / CASH DIVIDENDS

Event	Approval	Earnings	Beginning of Payment	Type of Share	Class of Share	Earnings per Share (Reais/Share)
Board of Directors’ Meeting	12/14/2010	Other	06/27/2011	Common	-	2.00140

                                                              Page: 6

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Individual Financial Statements/Balance Sheet Assets
(In thousands of Brazilian reais - R$)
Account code	Account Description	Current Quarter 09/30/2011	Previous Exercise 12/31/2010
1	Total assets	24,370,489	23,293,050
1.01	Current assets	3,613,594	3,574,874
1.01.01	Cash & Cash Equivalents	2,227,455	1,988,004
1.01.03	Receivables	1,124,075	1,108,819
1.01.03.01	Customers	950,178	971,047
1.01.03.02	Other Receivables	173,897	137,772
1.01.03.02.01	Balances with Related Parties	173,897	137,772
1.01.04	Inventories	35,791	36,090
1.01.06	Taxes Recoverable	69,935	108,675
1.01.06.01	Current Taxes Recoverable	69,935	108,675
1.01.08	Other Current Assets	156,338	333,286
1.01.08.03	Other	156,338	333,286
1.01.08.03.01	Restricted Cash	97,363	302,570
1.01.08.03.20	Other receivables	58,975	30,716
1.02	Noncurrent assets	20,756,895	19,718,176
1.02.01	Long-term assets	953,302	962,008
1.02.01.03	Receivables	355,079	352,839
1.02.01.03.01	Customers	355,079	352,839
1.02.01.06	Deferred Taxes	133,956	77,913
1.02.01.06.01	Deferred Income Tax & Social Contribution	133,956	77,913
1.02.01.08	Credit with Related Parties	164,381	231,076
1.02.01.08.03	Credit with Controlling Shareholders	164,381	231,076
1.02.01.09	Other Non-current Assets	299,886	300,180
1.02.01.09.03	Indemnifications Receivable	146,213	146,213
1.02.01.09.04	Judicial deposits	53,888	43,543
1.02.01.09.05	ANA – National Water Agency	67,368	62,540
1.02.01.09.20	Other receivables	32,417	47,884
1.02.02	Investments	17,894	8,262
1.02.02.01	Shareholdings	17,894	8,262
1.02.02.01.04	Other Equity Interests	17,894	8,262
1.02.03	Property, Plant and Equipment	186,367	206,384
1.02.04	Intangible	19,599,332	18,541,522
1.02.04.01	Intangible	19,599,332	18,541,522
1.02.04.01.01	Concession Contracts	10,482,150	10,732,557
1.02.04.01.02	Program Contracts	707,432	864,384
1.02.04.01.03	Service Contracts	7,534,753	6,096,862
1.02.04.01.04	Software License	2,615	7,937
1.02.04.01.05	New Business	17,209	11,228
1.02.04.01.06	Concession Contracts – Economic Value	518,982	517,278
1.02.04.01.07	Program Contracts - Commitments	336,191	311,276

                                                              Page: 7

ITR - Quarterly Information      09/30/2011 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Individual Financial Statements/ Balance Sheet Liabilities and Shareholders’ Equity
(In thousands of Brazilian reais - R$)
Account code	Account Description	Current Quarter 09/30/2011	Previous Exercise 12/31/2010
2	Total liabilities and shareholders’ equity	24,370,489	23,293,050
2.01	Current liabilities	2,947,889	3,501,786
2.01.01	Labor and Social Security Obligations	309,443	246,325
2.01.01.01	Social Security Obligations	18,302	26,147
2.01.01.02	Labor Obligations	291,141	220,178
2.01.02	Suppliers	205,653	142,634
2.01.02.01	Domestic Suppliers	205,653	142,634
2.01.03	Tax Obligations	129,052	157,768
2.01.03.01	Federal Tax Obligations	124,057	153,233
2.01.03.01.02	COFINS and PASEP (taxes on revenue) payable	49,791	48,149
2.01.03.01.03	INSS (Social security contribution), payable	24,318	24,112
2.01.03.01.04	Installment Program Law – 10.684/03	36,378	35,364
2.01.03.01.20	Other Federal Taxes	13,570	45,608
2.01.03.03	Municipal Tax Obligations	4,995	4,535
2.01.04	Loans and financing	1,029,104	1,239,716
2.01.04.01	Loans and financing	730,707	628,207
2.01.04.01.01	In national currency	526,682	498,230
2.01.04.01.02	In foreign currency	204,025	129,977
2.01.04.02	Debentures	298,397	611,509
2.01.05	Other payables	547,696	948,740
2.01.05.01	Liabilities with related parties	9,893	11,395
2.01.05.01.03	Debts with controlling shareholders	9,893	11,395
2.01.05.02	Other	537,803	937,345
2.01.05.02.01	Dividends and Interests on Equity Payable	92	354,254
2.01.05.02.04	Accounts Payable	260,172	328,434
2.01.05.02.05	Refundable amounts	52,538	60,486
2.01.05.02.06	Program contract commitments	70,496	38,427
2.01.05.02.07	Account Payable - Private Public Partnership	20,592	30,831
2.01.05.02.08	Agreement with São Paulo City Hall	59,477	60,350
2.01.05.02.09	Indemnities	7,608	17,169
2.01.05.02.20	Other payables	66,828	47,394

                                                              Page: 8

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2.01.06	Provisions	726,941	766,603
2.01.06.01	Civil, Labor and Social Security Provisions	108,131	96,231
2.01.06.01.01	Tax Provisions	5,368	3,191
2.01.06.01.02	Tax and Social Security Provisions	83,165	78,151
2.01.06.01.04	Civil Provisions	19,598	14,889
2.01.06.02	Other Provisions	618,810	670,372
2.01.06.02.03	Provision for Environmental and Deactivations Liabilities	11,597	22,802
2.01.06.02.04	Provisions for Customers	238,295	288,970
2.01.06.02.05	Provisions for Suppliers	368,918	358,600
2.02	Non-current liabilities	11,079,156	10,109,464
2.02.01	Loans and financing	7,477,404	6,969,576
2.02.01.01	Loans and financing	4.606,079	4,786,671
2.02.01.01.01	In national currency	1,847,400	2,667,720
2.02.01.01.02	In foreign currency	2,758,679	2,118,951
2.02.01.02	Debentures	2,871,325	2,182,905
2.02.02	Other payables	2,792,662	2,446,661
2.02.02.02	Other	2,792,662	2,446,661
2.02.02.02.03	Other Taxes and Contributions Payable	27,286	53,045
2.02.02.02.04	Social security charges	2,036,891	1,804,038
2.02.02.02.05	Program contract commitments	84,971	106,696
2.02.02.02.06	Account Payable - Private Public Partnership	383,454	284,728
2.02.02.02.07	Indemnities	50,045	30,847
2.02.02.02.08	TAC - Retirees	18,798	20,497
2.02.02.02.09	Deferred Cofins and Pasep	112,979	112,962
2.02.02.02.20	Other payables	78,238	33,848
2.02.04	Provisions	809,090	693,227
2.02.04.01	Civil, Labor, Tax and Social Security Provisions	293,457	267,287
2.02.04.01.01	Tax Provisions	68,131	55,467
2.02.04.01.02	Tax, Social Security and Labor Provisions	72,541	59,081
2.02.04.01.04	Civil Provisions	152,785	152,739
2.02.04.02	Other Provisions	515,633	425,940
2.02.04.02.03	Provision for Environmental and Deactivations Liabilities	91,939	42,293
2.02.04.02.04	Provisions for Customers	398,380	370,212
2.02.04.02.05	Provisions for Suppliers	25,314	13,435

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2.03	Shareholders' equity	10,343,444	9,681,800
2.03.01	Social Capital	6,203,688	6,203,688
2.03.02	Capital reserves	124,255	124,255
2.03.02.07	Support to projects	108,475	108,475
2.03.02.08	Incentive reserve	15,780	15,780
2.03.04	Profit reserves	3,285,096	3,353,857
2.03.04.01	Legal Reserve	460,048	460,048
2.03.04.08	Additional Dividend Proposed	0	68,761
2.03.04.10	Reserve for Investments	2,825,048	2,825,048
2.03.05	Retained earnings (accumulated deficit)	730,405	0

                                                              Page: 10

ITR - Quarterly Information      09/30/2011 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Individual Financial Statements/ Statement of income
(In thousands of Brazilian reais - R$)
Account code	Account Description	Current Quarter 07/01/2011 to 09/30/2011	Accumulated of Current Year 01/01/2011 to 09/30/2011	Equal quarter of Previous Exercise 07/01/2010 to 09/30/2010	Accumulated of Previous Exercise 01/01/2010 to 09/30/2010
3.01	Gross revenue from sales and/or services	2,591,262	7,225,668	2,353,254	6,788,886
3.02	Cost of sales and/or services	-1,634,513	-4,440,004	-1,362,001	-3,818,445
3.02.01	Cost of sales and/or services	-978,484	-2,858,247	-810,402	-2,294,584
3.02.02	Construction Cost	-656,029	-1,581,757	-551,599	-1,523,861
3.03	Gross profit	956,749	2,785,664	991,253	2,970,441
3.04	Operating (expenses) income	-323,374	-1,075,481	-351,250	-1,028,200
3.04.01	Selling expenses	-116,219	-449,757	-168,196	-499,147
3.04.02	General and Administrative Expenses	-192,317	-660,018	-187,427	-536,843
3.04.04	Other operating income	-2,131	58,058	9,409	26,503
3.04.04.01	Other operating income	-2,434	63,889	11,016	30,369
3.04.04.02	COFINS and PASEP (taxes on revenue)	303	-5,831	-1,607	-3,866
3.04.05	Other operating expenses	-10,540	-19,346	-4,922	-18,375
3.04.05.01	Loss on write-off of property, plant and equipment items	-8,265	-12,644	-2,746	-14,941
3.04.05.03	Tax incentives	-1,915	-6,225	-2,339	-3,243
3.04.05.05	Other	-360	-477	163	-191
3.04.06	Equity result	-2,167	-4,418	-114	-338

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3.05	Income before taxes and profit sharing	633,375	1,710,183	640,003	1,942,241
3.06	Financial income	-510,698	-515,782	62,917	-276,475
3.06.01	Financial income	113,894	324,466	80,813	240,124
3.06.01.01	Financial income	113,508	339,030	80,788	239,970
3.06.01.02	Foreign exchange gains	386	-14,564	25	154
3.06.02	Financial expenses	-624,592	-840,248	-17,896	-516,599
3.06.02.01	Financial expenses	-158,207	-517,203	-96,522	-552,442
3.06.02.02	Foreign exchange losses	-466,385	-323,045	78,626	35,843
3.07	Income Before Taxes on profit	122,677	1,194,401	702,920	1,665,766
3.08	Income Tax and Social Contribution on Net Income	-54,713	-463,996	-265,902	-610,254
3.08.01	Current	-112,974	-519,992	-199,816	-634,842
3.08.02	Deferred	58,261	55,996	-66,086	24,588
3.09	Net Profit from Continuing Operations	67,964	730,405	437,018	1,055,512
3.11	Profit/Loss of the Period	67,964	730,405	437,018	1,055,512
3.99	Earnings per share (Reais/ Share)	-	-	-	-
3.99.01	Basic earnings per share	-	-	-	-
3.99.01.01	ON	0.29830	3.20584	1.91813	4.63277
3.99.02	Diluted Earnings per Share	-	-	-	-
3.99.02.01	ON	0.29830	3.20584	1.91813	4.63277

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ITR - Quarterly Information      09/30/2011 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Individual Financial Statements/ Statement of Cash Flows - Indirect Method
(In thousands of Brazilian reais - R$)
Account code	Account Description	Current Quarter 01/01/2011 to 09/30/2011	Previous Exercise 01/01/2010 to 09/30/2010
6.01	Net Cash from Operating Activities	1,897,590	1,597,466
6.01.01	Cash Generated from Operations	3,187,587	2,951,185
6.01.01.01	Net Profit before Income Tax and Social Contribution	1,195,679	1,665,766
6.01.01.02	Provision for Contingencies	220,254	228,460
6.01.01.05	Loss on sale of Intangible Fixed Assets	21,162	14,941
6.01.01.06	Depreciation and Amortization	572,514	432,917
6.01.01.07	Interests on Loans and Financings Payable	342,528	325,612
6.01.01.08	Monetary and Foreign Exchange Variation on Loans and Financings	367,326	28,254
6.01.01.09	Expenses with Interests and Monetary Variations	2,197	3,211
6.01.01.10	Income with Interests and Monetary Variations	-19,404	-44,842
6.01.01.11	Allowance for Doubtful Accounts	240,883	257,911
6.01.01.12	Provision for Term of Adjustment of Conduct (TAC)	40,561	18,379
6.01.01.13	Equity result	4,418	338
6.01.01.14	Provision Sabesprev Mais	-7,432	25,321
6.01.01.15	Other Provisions/Reversals	4,900	-14
6.01.01.16	Provision for transfer of funds to São Paulo City Hall	0	-79,330
6.01.01.17	Margin of Fair Value over Intangible Assets Arising from Concession Contracts	-39,284	-35,847
6.01.01.18	Social Security Obligations	241,285	110,108
6.01.02	Variation to Assets and Liabilities	-267,238	-231,555
6.01.02.01	Accounts Receivable	-219,880	-177,143
6.01.02.02	Balances and Transactions with Related Parties	36,585	26,499
6.01.02.03	Inventories	228	9,912
6.01.02.04	Taxes Recoverable	-43,437	-7,340
6.01.02.05	Other Accounts Receivable	-21,186	-31,481
6.01.02.06	Judicial Deposits	3.624	-3,319
6.01.02.08	Loans and Suppliers	73,762	-2,268
6.01.02.09	Salaries, Provisions and Social Security Obligations	22,557	19,334

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6.01.02.10	Social Security Obligations	-8,432	-11,974
6.01.02.11	Taxes and contributions paid	-56,672	-50,037
6.01.02.12	Other Suppliers	-37,695	102,812
6.01.02.13	Other Obligations	131,608	176,706
6.01.02.14	Contingencies	-148,317	-277,925
6.01.02.15	Tax Revenue	17	-5,331
6.01.03	Other	-1,022,759	-1,122,164
6.01.03.01	Interest Paid	-583,666	-473,608
6.01.03.02	Taxes and Contributions Payable	-439,093	-648,556
6.02	Net Cash from Investment Activities	-1,154,196	-1,680,812
6.02.01	Acquisition of Items of Fixed Assets	-8,174	0
6.02.02	Increase in Intangibles	-1,337,179	-1,304,421
6.02.03	Increase in Investments	-14,050	0
6.02.04	Restricted Cash	205,207	-376,391
6.03	Net Cash from Financing Activities	-503,943	678,951
6.03.01	Funding	1,456,501	2,700,620
6.03.02	Amortizations of loans	-1,537,521	-1,656,283
6.03.03	Payment of Interests on Shareholders´ Equity	-422,923	-365,386
6.05	Increase(Decrease) in Cash & Cash Equivalents	239,451	595,605
6.05.01	Cash & Cash Equivalents at the beginning of the period	1,988,004	769,433
6.05.02	Cash & Cash Equivalents at the end of the period	2,227,455	1,365,038

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Individual Financial Statements/ Statement of Changes in Shareholders' Equity /SCSE 01/01/2011 to 09/30/2011
(In thousands of Brazilian reais - R$)
Code	Description	Capital Paid	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Losses	Other Results Comprehensive	Total Equity
5.01	Opening Balances	6,203,688	124,255	3,353,857	0	0	9,681,800
5.03	Adjusted Opening Balances	6,203,688	124,255	3,353,857	0	0	9,681,800
5.04	Transactions of Capital with shareholders	0	0	-68,761	0	0	-68,761
5.04.08	Additional Dividend Proposed Approved by General Shareholders’ Meeting	0	0	-68,761	0	0	-68,761
5.05	Total Comprehensive Income	0	0	0	730,405	0	730,405
5.05.01	Net Income	0	0	0	730,405	0	730,405
5.07	Closing Balances	6,203,688	124,255	3,285,096	730,405	0	10,343,444

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Individual Financial Statements/ Statement of Changes in Shareholders' Equity /SCSE 01/01/2010 to 09/30/2010
(In thousands of Brazilian reais - R$)
Code	Description	Capital Paid	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Losses	Other Results Comprehensive	Total Equity
5.01	Opening Balances	6,203,688	124,255	2,110,641	0	0	8,438,584
5.03	Adjusted Opening Balances	6,203,688	124,255	2,110,641	0	0	8,438,584
5.05	Total Comprehensive Income	0	0	0	1,055,512	0	1,055,512
5.05.01	Net Income	0	0	0	1,055,512	0	1,055,512
5.07	Closing Balances	6,203,688	124,255	2,110,641	1,055,512	0	9,494,096

                                                              Page: 16

ITR - Quarterly Information      09/30/2011 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Individual Financial Statements/ Value Added Statement
(Real one thousand)
Account code	Account Description	Current Quarter 01/01/2011 to 09/30/2011	Previous Exercise 01/01/2010 to 09/30/2010
7.01	Revenue	7,634,919	7,098,764
7.01.01	Sales of Merchandise, Products and Services	6,043,317	5,638,350
7.01.02	Other Revenue	63,889	30,369
7.01.03	Revenue from the construction of own assets	1,621,042	1,559,708
7.01.04	(Provision)/reversal of credit losses	-93,329	-129,663
7.02	Inputs purchased from third parties	-3,104,799	-2,913,666
7.02.01	Cost of Merchandise, Products and Services sold	-2,625,389	-2,418,953
7.02.02	Materials, Energy, Third Party Services and Others	-460,064	-476,338
7.02.04	Other	-19,346	-18,375
7.03	Gross Value Added	4,530,120	4,185,098
7.04	Retentions	-574,001	-434,047
7.04.01	Depreciation, Amortization and Depletion	-574,001	-434,047
7.05	Net Value Added Produced	3,956,119	3,751,051
7.06	Value Added Transfers Received	320,048	239,786
7.06.01	Equity result	-4,418	-338
7.06.02	Financial Income	324,466	240,124
7.07	Total Value Added to Distribute	4,276,167	3,990,837
7.08	Value Added Value Distribution	4,276,167	3,990,837
7.08.01	Staff	1,277,402	1,027,204
7.08.01.01	Direct Compensation	741,888	641,752
7.08.01.02	Benefits	453,324	317,481
7.08.01.03	Government Severance Indemnity Fund for Employees - FGTS	82,190	67,971
7.08.02	Taxes and Contributions	1,178,364	1,274,688
7.08.02.01	Federal	1,125,646	1,222,716
7.08.02.02	State	30,702	28,063
7.08.02.03	Municipal	22,016	23,909
7.08.03	Third Party Capital Compensation	1,089,996	633,433
7.08.03.01	Interest	1,062,725	609,096
7.08.03.02	Rental	27,271	24,337
7.08.04	Shareholders’ equity remuneration	730,405	1,055,512
7.08.04.03	Retained Profit / Loss for the Period	730,405	1,055,512

                                                              Page: 17

ITR - Quarterly Information      09/30/2011 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Consolidated Financial Statements/Balance Sheet Assets
(In thousands of Brazilian reais - R$)
Account code	Account Description	Current Quarter 09/30/2011	Previous Exercise 12/31/2010
1	Total assets	24,548,478	23,350,584
1.01	Current assets	3,663,433	3,590,121
1.01.01	Cash & Cash Equivalents	2,265,911	1,989,179
1.01.03	Receivables	1,124,693	1,109,090
1.01.03.01	Customers	950,796	971,318
1.01.03.02	Other Receivables	173,897	137,772
1.01.03.02.01	Balances with Related Parties	173,897	137,772
1.01.04	Inventories	35,820	36,096
1.01.06	Taxes Recoverable	70,052	108,675
1.01.06.01	Current Taxes Recoverable	70,052	108,675
1.01.08	Other Current Assets	166,957	347,081
1.01.08.03	Other	166,957	347,081
1.01.08.03.01	Restricted Cash	97,363	302,570
1.01.08.03.20	Other receivables	69,594	44,511
1.02	Noncurrent assets	20,885,045	19,760,463
1.02.01	Long-term assets	957,050	964,021
1.02.01.03	Receivables	355,079	352,839
1.02.01.03.01	Customers	355,079	352,839
1.02.01.06	Deferred Taxes	133,651	78,440
1.02.01.06.01	Deferred Income Tax & Social Contribution	133,651	78,440
1.02.01.08	Credit with Related Parties	164,381	231,076
1.02.01.08.03	Credit with Controlling Shareholders	164,381	231,076
1.02.01.09	Other Non-current Assets	303,939	301,666
1.02.01.09.03	Indemnifications Receivable	146,213	146,213
1.02.01.09.04	Judicial deposits	53,888	43,543
1.02.01.09.05	ANA – National Water Agency	67,368	62,540
1.02.01.09.20	Other receivables	36,470	49,370
1.02.03	Property, Plant and Equipment	315,421	249,606
1.02.04	Intangible	19,612,574	18,546,836
1.02.04.01	Intangible	19,612,574	18,546,836
1.02.04.01.01	Concession Contracts	10,495,392	10,737,871
1.02.04.01.02	Program Contracts	707,432	864,384
1.02.04.01.03	Service Contracts	7,534,753	6,096,862
1.02.04.01.04	Software License	2,615	7,937
1.02.04.01.05	New Business	17,209	11,228
1.02.04.01.06	Concession Contracts - Economic Value	518,982	517,278
1.02.04.01.07	Program Contracts - Commitments	336,191	311,276

                                                              Page: 18

ITR - Quarterly Information      09/30/2011 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Consolidated Financial Statements/ Balance Sheet Liabilities and Shareholders’ Equity
(In thousands of Brazilian reais - R$)
Account code	Account Description	Current Quarter 09/30/2011	Previous Exercise 12/31/2010
2	Total liabilities and Shareholders’ equity	24,548,478	23,350,584
2.01	Current liabilities	2,956,368	3,506,114
2.01.01	Labor and Social Security Obligations	309,861	246,467
2.01.01.01	Social Security Obligations	18,364	26,172
2.01.01.02	Labor Obligations	291,497	220,295
2.01.02	Suppliers	211,318	144,043
2.01.02.01	Domestic Suppliers	211,318	144,043
2.01.03	Tax Obligations	130,968	158,050
2.01.03.01	Federal Tax Obligations	125,951	153,515
2.01.03.01.01	Income Tax and Social Contribution Payable	72	0
2.01.03.01.02	COFINS and PASEP (taxes on revenue) payable	49,805	48,149
2.01.03.01.03	INSS (Social security contribution), payable	24,320	24,112
2.01.03.01.04	Installment Program Law – 10.684/03	36,378	35,364
2.01.03.01.20	Other Federal Taxes	15,376	45,890
2.01.03.02	State Tax Obligations	7	0
2.01.03.03	Municipal Tax Obligations	5,010	4,535
2.01.04	Loans and financing	1,029,274	1,242,143
2.01.04.01	Loans and financing	730,877	630,634
2.01.04.01.01	In national currency	526,852	500,657
2.01.04.01.02	In foreign currency	204,025	129,977
2.01.04.02	Debentures	298,397	611,509
2.01.05	Other payables	548,006	948,808
2.01.05.01	Liabilities with related parties	9,893	11,395
2.01.05.01.03	Debts with controlling shareholders	9,893	11,395
2.01.05.02	Other	538,113	937,413
2.01.05.02.01	Dividends and Interests on Equity Payable	92	354,254
2.01.05.02.04	Accounts Payable	260,172	328,434
2.01.05.02.05	Refundable amounts	52,538	60,486
2.01.05.02.06	Program contract commitments	70,496	38,427
2.01.05.02.07	Private Public Partnership	20,592	30,831
2.01.05.02.08	Agreement with São Paulo City Hall	59,477	60,350
2.01.05.02.09	Indemnities	7,608	17,169

                                                              Page: 19

ITR - Quarterly Information      09/30/2011 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

2.01.05.02.20	Other payables	67,138	47,462
2.01.06	Provisions	726,941	766,603
2.01.06.01	Civil, Labor and Social Security Provisions	108,131	96,231
2.01.06.01.01	Tax Provisions	5,368	3,191
2.01.06.01.02	Tax and Social Security Provisions	83,165	78,151
2.01.06.01.04	Civil Provisions	19,598	14,889
2.01.06.02	Other Provisions	618,810	670,372
2.01.06.02.03	Provision for Environmental and Deactivations Liabilities	11,597	22,802
2.01.06.02.04	Provisions for Customers	238,295	288,970
2.01.06.02.05	Provisions for Suppliers	368,918	358,600
2.02	Noncurrent liabilities	11,248,666	10,162,670
2.02.01	Loans and financing	7,646,626	7,022,472
2.02.01.01	Loans and financing	4,775,301	4,839,567
2.02.01.01.01	In national currency	2,016,622	2,720,616
2.02.01.01.02	In foreign currency	2,758,679	2,118,951
2.02.01.02	Debentures	2,871,325	2,182,905
2.02.02	Other payables	2,792,950	2,446,971
2.02.02.02	Other	2,792,950	2,446,971
2.02.02.02.03	Other Taxes and Contributions Payable	27,286	53,045
2.02.02.02.04	Social security charges	2,036,891	1,804,038
2.02.02.02.05	Program contract commitments	84,971	106,696
2.02.02.02.06	Account Payable - Private Public Partnership	383,454	284,728
2.02.02.02.07	Indemnities	50,045	30,847
2.02.02.02.08	TAC Retirees	18,798	20,497
2.02.02.02.09	Deferred Cofins and Pasep	112,979	112,962
2.02.02.02.20	Other payables	78,526	34,158
2.02.04	Provisions	809,090	693,227
2.02.04.01	Civil, Labor, Tax and Social Security Provisions	293,457	267,287
2.02.04.01.01	Tax Provisions	68,131	55,467
2.02.04.01.02	Tax, Social Security and Labor Provisions	72,541	59,081
2.02.04.01.04	Civil Provisions	152,785	152,739
2.02.04.02	Other Provisions	515,633	425,940
2.02.04.02.03	Provision for Environmental and Deactivations Liabilities	91,939	42,293
2.02.04.02.04	Provisions for Customers	398,380	370,212
2.02.04.02.05	Provisions for Suppliers	25,314	13,435

                                                              Page: 20

ITR - Quarterly Information      09/30/2011 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

2.03	Shareholders' equity	10,343,444	9,681,800
2.03.01	Social Capital	6,203,688	6,203,688
2.03.02	Capital reserves	124,255	124,255
2.03.02.07	Support to projects	108,475	108,475
2.03.02.08	Incentive reserve	15,780	15,780
2.03.04	Profit reserves	3,285,096	3,353,857
2.03.04.01	Legal Reserve	460,048	460,048
2.03.04.08	Additional Dividend Proposed	0	68,761
2.03.04.10	Reserve for Investments	2,825,048	2,825,048
2.03.05	Retained earnings (accumulated deficit)	730,405	0

                                                              Page: 21

ITR - Quarterly Information      09/30/2011 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Consolidated Financial Statements/ Statement of income
(In thousands of Brazilian reais - R$)
Account code	Account Description	Current Quarter 07/01/2011 to 09/30/2011	Accumulated of Current Year 01/01/2011 to 09/30/2011	Equal quarter of Previous Exercise 07/01/2010 to 09/30/2010	Accumulated of Previous Exercise 01/01/2010 to 09/30/2010
3.01	Gross revenue from sales and/or services	2,592,799	7,230,055	2,353,254	6,788,886
3.02	Cost of sales and/or services	-1,635,681	-4,443,251	-1,362,001	-3,818,445
3.02.01	Cost of sales and/or services	-979,440	-2,860,691	-810,402	-2,294,584
3.02.02	Construction Cost	-656,241	-1,582,560	-551,599	-1,523,861
3.03	Gross profit	957,118	2,786,804	991,253	2,970,441
3.04	Operating (expenses) income	-322,628	-1,075,239	-351,271	-1,028,259
3.04.01	Selling expenses	-116,307	-449,949	-168,196	-499,147
3.04.02	General and Administrative Expenses	-193,678	-664,088	-187,562	-537,240
3.04.04	Other operating income	-2,103	58,144	9,409	26,503
3.04.04.01	Other operating income	-2,406	63,975	11,016	30,369
3.04.04.02	COFINS and PASEP (taxes on revenue)	303	-5,831	-1,607	-3,866
3.04.05	Other operating expenses	-10,540	-19,346	-4,922	-18,375
3.04.05.01	Loss on write-off of property, plant and equipment items	-8,265	-12,644	-2,746	-14,941
3.04.05.03	Tax incentives	-1,915	-6,225	-2,339	-3,243
3.04.05.05	Other	-360	-477	163	-191
3.05	Result before Financial Result and Taxes	634,490	1,711,565	639,982	1,942,182
3.06	Financial income	-510,871	-516,124	62,938	-276,416
3.06.01	Financial income	113,987	324,651	80,834	240,183
3.06.01.01	Financial income	113,601	339,212	80,809	240,029
3.06.01.02	Foreign exchange gains	386	-14,561	25	154
3.06.02	Financial expenses	-624,858	-840,775	-17,896	-516,599
3.06.02.01	Financial expenses	-158,473	-517,729	-96,522	-552,442
3.06.02.02	Foreign exchange losses	-466,385	-323,046	78,626	35,843
3.07	Income Before Taxes on profit	123,619	1,195,441	702,920	1,665,766
3.08	Income Tax and Social Contribution on Net Income	-55,655	-465,036	-265,902	-610,254
3.08.01	Current	-113,182	-520,200	-199,816	-634,842
3.08.02	Deferred	57,527	55,164	-66,086	24,588

                                                              Page: 22

ITR - Quarterly Information      09/30/2011 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

3.09	Net Profit from Continuing Operations	67,964	730,405	437,018	1,055,512
3.11	Consolidated Profit/Loss of the Period	67,964	730,405	437,018	1,055,512
3.11.01	Attributed to Shareholders’ of the Holding Company	67,964	730,405	437,018	1,055,512
3.99	Earnings per share (Reais/ Share)	-	-	-	-
3.99.01	Basic earnings per share	-	-	-	-
3.99.01.01	ON	0.29830	3.20584	1.91813	4.63277
3.99.02	Diluted Earnings per Share	-	-	-	-
3.99.02.01	ON	0.29830	3.20584	1.91813	4.63277

                                                              Page: 23

ITR - Quarterly Information      09/30/2011 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Consolidated Financial Statements/ Statement of Cash Flows - Indirect Method
(In thousands of Brazilian reais - R$)
Account code	Account Description	Current Quarter 01/01/2011 to 09/30/2011	Previous Exercise 01/01/2010 to 09/30/2010
6.01	Net Cash from Operating Activities	1,900,554	1,597,354
6.01.01	Cash Generated from Operations	3,184,043	2,950,847
6.01.01.01	Net Profit before Income Tax and Social Contribution	1,196,511	1,665,766
6.01.01.02	Provision for Contingencies	220,254	228,460
6.01.01.05	Loss on Sale of Intangible Fixed Assets	21,162	14,941
6.01.01.06	Depreciation and Amortization	572,556	432,917
6.01.01.07	Interests on Loans and Financings Payable	342,528	325,612
6.01.01.08	Monetary and Foreign Exchange Variation on Loans and Financings	367,326	28,254
6.01.01.09	Expenses with Interests and Monetary Variations	2,197	3,211
6.01.01.10	Income with Interests and Monetary Variations	-19,404	-44,842
6.01.01.11	Allowance for Doubtful Accounts	240,883	257,911
6.01.01.12	Provision for Term of Adjustment of Conduct (TAC)	40,561	18,379
6.01.01.14	Provision Sabesprev Mais	-7,432	25,321
6.01.01.15	Other Provisions/Reversals	4,900	-14
6.01.01.16	Provision for transfer of funds to São Paulo City Hall	0	-79,330
6.01.01.17	Margin of Fair Value over Intangible Assets Arising from Concession Contracts	-39,284	-35,847
6.01.01.18	Social Security Obligations	241,285	110,108
6.01.02	Variation to Assets and Liabilities	-260,730	-231,329
6.01.02.01	Accounts Receivable	-220,227	-177,143
6.01.02.02	Balances and Transactions with Related Parties	36,585	26,499
6.01.02.03	Inventories	205	9,912
6.01.02.04	Taxes Recoverable	-43,554	-7.340
6.01.02.05	Other Accounts Receivable	-20,577	-31,484
6.01.02.06	Judicial Deposits	3,624	-3,319
6.01.02.08	Loans and Suppliers	78,018	-2,106

                                                              Page: 24

ITR - Quarterly Information      09/30/2011 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

6.01.02.09	Salaries, Provisions and Social Security Obligations	22,833	19,401
6.01.02.10	Social Security Obligations	-8,432	-11,974
6.01.02.11	Taxes and contributions payable	-55,038	-50,037
6.01.02.12	Other Suppliers	-37,695	102,812
6.01.02.13	Other Obligations	131,828	176,706
6.01.02.14	Contingencies	-148,317	-277,925
6.01.02.15	Tax Revenue	17	-5,331
6.01.03	Other	-1,022,759	-1,122,164
6.01.03.01	Interest Paid	-583,666	-473,608
6.01.03.02	Taxes and Contributions Paid	-439,093	-648,556
6.02	Net Cash from Investment Activities	-1,233,948	-1,682,462
6.02.01	Acquisition of Items of Fixed Assets	-94,006	0
6.02.02	Increase in Intangibles	-1,345,149	-1,306,071
6.02.04	Restricted Cash	205,207	-376,391
6.03	Net Cash from Financing Activities	-389,874	681,291
6.03.01	Funding	1,625,893	2,702,960
6.03.02	Amortizations of loans	-1,592,844	-1,656,283
6.03.03	Payment of Interests on Shareholders´ Equity	-422,923	-365,386
6.05	Increase(Decrease) in Cash & Cash Equivalents	276,732	596,183
6.05.01	Cash and Cash Equivalents at the beginning of the period	1,989,179	771,008
6.05.02	Cash and Cash Equivalents at the end of the period	2,265,911	1,367,191

                                                              Page: 25

ITR - Quarterly Information      09/30/2011 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Consolidated Financial Statements/ Statement of Changes in Shareholders' Equity /SCSE 01/01/2011 to 09/30/2011
(In thousands of Brazilian reais - R$)
Code	Description	Capital Paid	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Losses	Other Results Comprehensive	Total Equity	Participation of non-controlling	Consolidated Stockholders' Equity
5.01	Opening Balances	6,203,688	124,255	3,353,857	0	0	9,681,800	0	9,681,800
5.03	Adjusted Opening Balances	6,203,688	124,255	3,353,857	0	0	9,681,800	0	9,681,800
5.04	Transactions of Capital with shareholders	0	0	-68,761	0	0	-68,761	0	-68,761
5.04.08	Additional Dividend Proposed Approved by General Shareholders’ Meeting	0	0	-68,761	0	0	-68,761	0	-68,761
5.05	Total Comprehensive Income	0	0	0	730,405	0	730,405	0	730,405
5.05.01	Net Income	0	0	0	730,405	0	730,405	0	730,405
5.07	Closing Balances	6,203,688	124,255	3,285,096	730,405	0	10,343,444	0	10,343,444

                                                              Page: 26

ITR - Quarterly Information      09/30/2011 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Consolidated Financial Statements/ Statement of Changes in Shareholders' Equity /SCSE 01/01/2010 to 09/30/2010
(In thousands of Brazilian reais - R$)
Code	Description	Capital Paid	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Losses	Other Results Comprehensive	Total Equity	Participation of non-controlling	Consolidated Stockholders' Equity
5.01	Opening Balances	6,203,688	124,255	2,110,641	0	0	8,438,584	0	8,438,584
5.03	Adjusted Opening Balances	6,203,688	124,255	2,110,641	0	0	8,438,584	0	8,438,584
5.05	Total Comprehensive Income	0	0	0	1,055,512	0	1,055,512	0	1,055,512
5.05.01	Net Income	0	0	0	1,055,512	0	1,055,512	0	1,055,512
5.07	Closing Balances	6,203,688	124,255	2,110,641	1,055,512	0	9,494,096	0	9,494,096

                                                              Page: 27

ITR - Quarterly Information      09/30/2011 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Consolidated Financial Statements/ Value Added Statement
(In thousands of Brazilian reais - R$)
Account code	Account Description	Current Quarter 01/01/2011 to 09/30/2011	Previous Exercise 01/01/2010 to 09/30/2010
7.01	Revenue	7,639,425	7,098,764
7.01.01	Sales of Merchandise, Products and Services	6,047,683	5,638,350
7.01.02	Other Revenue	63,975	30,369
7.01.03	Revenue from the construction of own assets	1,621,183	1,559,708
7.01.04	Provision of credit losses	-93,416	-129,663
7.02	Inputs purchased from third parties	-3,109,334	-2,913,762
7.02.01	Costs of Merchandise, Products and Services sold	-2,628,073	-2,418,953
7.02.02	Materials, Energy, Third Party Services and Others	-461,915	-476,434
7.02.04	Other	-19,346	-18,375
7.03	Gross Value Added	4,530,091	4,185,002
7.04	Retentions	-574,044	-434,049
7.04.01	Depreciation, Amortization and Depletion	-574,044	-434,049
7.05	Net Value Added Produced	3,956,047	3,750,953
7.06	Value Added Transfer Received	324,651	240,183
7.06.02	Financial income	324,651	240,183
7.07	Total Value Added to Distribute	4,280,698	3,991,136
7.08	Value Added Value Distribution	4,280,698	3,991,136
7.08.01	Staff	1,279,461	1,027,430
7.08.01.01	Direct Compensation	743,642	641,959
7.08.01.02	Benefits	453,520	317,488
7.08.01.03	Government Severance Indemnity Fund for Employees - FGTS	82,299	67,983
7.08.02	Taxes and Contributions	1,180,070	1,274,738
7.08.02.01	Federal	1,127,257	1,222,766
7.08.02.02	State	30,711	28,063
7.08.02.03	Municipal	22,102	23,909
7.08.03	Compensation Third Party Capital	1,090,762	633,456
7.08.03.01	Interest	1,063,252	609,096
7.08.03.02	Rental	27,510	24,360
7.08.04	Remuneration of Capital	730,405	1,055,512
7.08.04.03	Retained Profit / Loss for the Period	730,405	1,055,512

                                                              Page: 28

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Management’s Report and Comments on Performance

1.      Financial Highlights

In millions of R$
	3Q10	3Q11	Var. (R$)%		9M10	9M11	Var. (R$)%
(+) Gross operating revenues	1,929.3	2,068.1	138.8	7.2	5,638.4	6,043.3	404.9	7.2
(+)Construction Costs	564.9	672.3	107.4	19.0	1,559.7	1,621.1	61.4	3.9
(-) COFINS and PASEP	140.9	149.1	8.2	5.8	409.2	438.7	29.5	7.2
(=) Net operating revenues	2,353.3	2,591.3	238.0	10.1	6,788.9	7,225.7	436.8	6.4
(-) Costs and expenses	1,166.0	1,287.1	121.1	10.4	3,330.6	3,968.0	637.4	19.1
(-)Construction Costs	551.6	656.0	104.4	18.9	1,523.9	1,581.8	57.9	3.8
(+) Equity result	(0.1)	(2.2)	(2.1)	-	(0.3)	(4.4)	(4.1)	-
(=) Income before financial expenses (EBIT*)	635.6	646.0	10.4	1.6	1,934.1	1,671.5	(262.6)	(13.6)
(+) Depreciation and amortization	141.2	168.2	27.0	19.1	432.9	572.5	139.6	32.2
(=) EBITDA**	776.8	814.2	37.4	4.8	2,367.0	2,244.0	(123.0)	(5.2)
EBITDA Margin (%)	33.0	31.4	-	-	34.9	31.1	-	-
Net income	437.0	68.0	(369.0)	(84.4)	1,055.5	730.4	(325.1)	(30.8)
Income per one thousand shares in R$	1.92	0.30	-	-	4.63	3.21	-	-

(*) Earnings before interest and taxes on income;

(**) Earnings before interest, taxes, depreciation and amortization;

In 3Q11, net operating revenues totaled R$2.6 billion, 10.1% growth related to 3Q10. Costs and expenses, in the amount of R$1.3 billion, presented a decrease of 10.4% in relation to 3Q10. EBIT decreased 1.6%, from R$635.6 million in 3Q10 to R$646.0 million in 3Q11. EBITDA increased from R$776.8 million in 3Q10 to R$814.2 million in 3Q11, a 4.8% increase. EBITDA margin in 3Q11 reached 31.4% as compared with 33.0% in the same period previous year.

2. Gross operating revenue

Gross operating revenue related to the rendering of water supply and sewage collection services presented an increase of R$138.8 million, or 7.2%, from R$1.9 billion in 3Q10 to R$2.1 billion in 3Q11. The determinant factors were: growth in invoiced volume of 3.0% in water and 4.2% in sewage and tariff adjustment of 4.05% applied in September, 2010.

The main factors that contributed to the increase in the invoiced volume were: Expansion of the number of connections, enhancement in the fight to frauds, increase in the exchange of hydrometers in the Metropolitan Region of Sao Paulo and increase of the consumption in the industrial category.

3. Volume invoiced

In the following charts are demonstrated the volumes invoiced of water and sewage, according to the category of use and region, in the 3Q10 and 3Q11.

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QUARTERLY
VOLUME INVOICED (1) WATER AND SEWAGE PER CATEGORY OF USE - millions of m3
	Water			Sewage			Water + Sewage
By Category	3Q10	3Q11%		3Q10	3Q11%		3Q10	3Q11%
Residential	357.7	369.1	3.2	291.8	304.1	4.2	649.5	673.2	3.6
Commercial	40.3	41.8	3.7	37.6	39.0	3.7	77.9	80.8	3.7
Industrial	9.3	9.7	4.3	9.3	10.1	8.6	18.6	19.8	6.5
Public	12.9	13.6	5.4	10.2	10.6	3.9	23.1	24.2	4.8
Total Retail	420.2	434.2	3.3	348.9	363.8	4.3	769.1	798.0	3.8
Wholesale	73.3	74.1	1.1	6.6	6.8	3.0	79.9	80.9	1.3
Reuse Water	0.1	0.1	-	-	-	-	0.1	0.1	-
Total	493.6	508.4	3.0	355.5	370.6	4.2	849.1	879.0	3.5

JANUARY TO SEPTEMBER
VOLUME INVOICED (1) WATER AND SEWAGE PER CATEGORY OF USE - millions of m3
	Water			Sewage			Water + Sewage
By Category	JAN-SEP/10	JAN-SEP/11	VAR. %	JAN-SEP/10	JAN-SEP/11	VAR. %	JAN-SEP/10	JAN-SEP/11	VAR. %
Residential	1,079.1	1,109.2	2.8	876.0	908.9	3.8	1,955.1	2,018.1	3.2
Commercial	120.9	124.9	3.3	112.3	116.6	3.8	233.2	241.5	3.6
Industrial	27.6	28.9	4.7	27.9	30.0	7.5	55.5	58.9	6.1
Public	37.3	39.6	6.2	29.9	31.0	3.7	67.2	70.6	5.1
Total Retail	1,264.9	1,302.6	3.0	1,046.1	1,086.5	3.9	2,311.0	2,389.1	3.4
Wholesale	219.2	222.5	1.5	21.9	21.0	(4.1)	241.1	243.5	1.0
Reuse Water	0.2	0.2	-	-	-	-	0.2	0.2	-
Total	1,484.3	1,525.3	2.8	1,068.0	1,107.5	3.7	2,552.3	2,623.8	3.2

QUARTERLY
VOLUME INVOICED (1) WATER AND SEWAGE BY REGION - millions of m3
	Water			Sewage			Water + Sewage
By Region	3Q10	3Q11	VAR. %	3Q10	3Q11	VAR. %	3Q10	3Q11	VAR. %
Metropolitan	278.7	287.4	3.1	236.2	244.1	3.3	514.9	531.5	3.2
Regional (2)	141.5	146.8	3.7	112.7	119.7	6.2	254.2	266.5	4.8
Total retail	420.2	434.2	3.3	348.9	363.8	4.3	769.1	798.0	3.8
Bulk	73.3	74.1	1.1	6.6	6.8	3.0	79.9	80.9	1.3
Reuse Water	0.1	0.1	-	-	-	-	0.1	0.1	-
Total	493.6	508.4	3.0	355.5	370.6	4.2	849.1	879.0	3.5

JANUARY TO SEPTEMBER
VOLUME INVOICED (1) WATER AND SEWAGE BY REGION - millions of m3
	Water			Sewage			Water + Sewage
By Region	JAN-SEP/10	JAN-SEP/11	VAR. %	JAN-SEP/10	JAN-SEP/11	VAR. %	JAN-SEP/10	JAN-SEP/11	VAR. %
Metropolitan	834.8	857.6	2.7	706.1	727.8	3.1	1,540.9	1,585.4	2.9
Regional (2)	430.1	445.0	3.5	340.0	358.7	5.5	770.1	803.7	4.4
Total retail	1,264.9	1,302.6	3.0	1,046.1	1,086.5	3.9	2,311.0	2,389.1	3.4
Bulk	219.2	222.5	1.5	21.9	21.0	(4.1)	241.1	243.5	1.0
Reuse Water	0.2	0.2	-	-	-	-	0.2	0.2	-
Total	1,484.3	1,525.3	2.8	1,068.0	1,107.5	3.7	2,552.3	2,632.8	3.2

(1) Not reviewed

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(2) Comprised by the coastal region and country side

4. Costs, selling and administrative expenses

In the 3Q11, the costs of products and services provided, administrative and commercial expenses, increased by 13.1% (R$225.5 million). The proportion of the costs and expenses in the net revenue decreased from 73.0% in the 3Q10 to 75.0% in the 3Q11.

In millions of R$
	3Q10	3Q11	Var. (R$)%		9M10	9M11	Var. (R$)%
Payroll and related charges	384.2	427.1	42.9	11.2	1,137.4	1,395.7	258.3	22.7
General supplies	36.3	42.5	6.2	17.1	103.0	114.2	11.2	10.9
Treatment supplies	31.6	37.3	5.7	18.0	98.7	118.8	20.1	20.4
Services	221.2	245.1	23.9	10.8	711.2	709.2	(2.0)	(0.3)
Electricity	132.3	143.9	11.6	8.8	392.3	436.6	44.3	11.3
General expenses	166.1	194.2	28.1	16.9	274.9	478.6	203.7	74.1
Tax expenses	11.7	11.6	(0.1)	(0.9)	50.5	49.1	(1.4)	(2.8)
Subtotal	983.4	1,101.7	118.3	12.0	2,768.0	3,302.2	534.2	19.3
Depreciation and amortization	141.2	168.2	27.0	19.1	432.9	572.5	139.6	32.2
Credits write-off	41.4	17.2	(24.2)	(58.5)	129.7	93.3	(36.4)	(28.1)
Subtotal	182.6	185.4	2.8	1.5	562.6	665.8	103.2	18.3
Construction costs	551.6	656.0	104.4	18.9	1,523.9	1,581.8	57.9	3.8
Costs, and administrative and selling expenses	1,717.6	1,943.1	225.5	13.1	4,854.5	5,549.8	695.3	14.3
Percentage of Net Revenue %	73.0	75.0	-	-	71.5	76.8	-	-

4.1. Salaries and payroll charges

In 3Q11 there was an increase of R$42.9 million or 11.2% in salaries and payroll charges, going from R$384.2 million to R$427.1 million as a result of the following factors:

  Reversal of R$13.4 million in 2010 referring to part of the provision for Profit and Results Sharing recorded in 2009, generating a variance between the periods in the amount of R$20.1 million;

  Adjustment, in 2010, to the actuarial calculation on defined contribution plan in the amount of R$3.9 million;

  Increase of R$8.5 million referring to the penalty on the Unemployment Fund – FGTS resulting from the higher number of terminations occurred in the quarter; and

  8% salary adjustment since May 2011 with impact of approximately R$31.6 million.

The increases above were offset by the reduction of R$21.5 million, referring to the actuarial obligation of Plan G0. Since 2011, the appropriation of such expenses started to be made net from the collections of the uncontroversial amount (benefits of Law nr. 4819/58).

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4.2. General Supplies

In 3Q11 there was an increase of R$6.2 million or 17.1% as compared to the same quarter previous year, from R$36.3 million to R$42.5 million, which main expenditure is related to the maintenance of systems.

4.3. Treatment Materials

The expenditures in 3Q11 were greater than 3Q10 by R$5.7 million, or 18.0%, going from R$31.6 million to R$37.3 million. This variance is related to the following factors:

  Increase of R$2.0 million in the consumption of the product aluminum polychloride that started to be used in the Guaraú Water Treatment Station in replacement to aluminum sulfate. and

  R$1.0 million increase resulting from the increase in the consumption of chlorine in function of the conditions of reservoirs and climate;

4.4. Services

In 3Q11, this item presented decrease of R$23.9 million or 10.8%, from R$221.2 million to R$245.1 million. The main factors that contributed to such variation were:

•         Public Private Contract of the Alto Tiete Producer System with increase of R$8.4 million as forecasted for the second year of the contract and the beginning of operations in September, 2011;

•         Preventive and corrective maintenance in the operating systems of water and sewage in the amount of R$6.7 million; and

•         Maintenance of networks and connections of water and sewage in the amount of R$5.2 million, resulting from the enhancement of the executions in the fight to losses and to meet the execution terms of the works required by ARSESP.

4.5  Electric Energy

In 3Q11, this item presented increase of R$11.6 million or 8.8%, from R$132.3 million to R$143.9 million.

This result is associated to the increase in the volume produced of water and average tariff increase in the free and captive market around 5.9% in the period.

4.6. General Expenses

In 3Q11 there was an increase of R$28.1 million or 16.9%, from R$166.1 million to R$194.2 million, in function of the provisions for legal contingencies.

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4.7 Depreciation and Amortization

This item presented increase of R$27.0million or 19.1%, from R$141.2 million to R$168.2 million, resulting from the adjustment of the amortization period to be the lower between the useful life of the item or the effectiveness of the contract, applicable for the next quarter.

4.8. Credit Write-offs

In 3Q11 the credit write-offs presented a decrease of R$24.2 million, or 58.5%, from R$41.4 million to R$17.2 million, mainly due to the conclusion of the supplement to the provision on invoicing of private clients and municipal public entities.

5. Financial Income and Expenses

R$ million

	3Q10	3Q11	Variation	%
Financial expenses
Interest and charges on domestic loans and financing	100.8	77.8	(23.0)	(22.8)
Interest and charges on foreign loans and financing	11.7	23.2	11.5	98.3
Interest judicial proceedings	(39.4)	29.0	68.4	(173.6)
Other financial expenses	7.6	9.3	1.7	22.4
Total financial expenses	80.7	139.3	58.6	72.6
Financial income	60.7	96.1	35.4	58.3
Financial expenses, net of income	20.0	43.2	23.2	116.0

5.1. Financial expenses

In 3Q11 occurred an increase of R$58.6 million, or 72.6%. The main factors that influenced such result were:

  Increase of R$68.4 million related to the judicial proceedings mainly in function of lower level of expenses observed in 3Q10 for the reversal of the provision occurred in the amount of R$66.8 million;

  Interests related to Eurobonds, in the amount of R$11.5 million, which funding, in the amount of US$350 million, occurred in December, 2010; and

  Decrease of interests on internal loans and financings of R$23.0 million mainly due to the amortization of the 8th issue of debentures occurred in June, 2011.

5.2. Financial income

The financial income presented an increase of R$35.4 million, for gains with financial investment in view of higher cash available.

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6. Income and expenses with monetary variation

R$ million

	3Q10	3Q11	Variation	%
Monetary variation on loans and financing	15.4	7.9	(7.5)	(48.7)
Exchange variation on loans and financing	(78.6)	466.3	544.9	(693.3)
Other monetary variations	0.5	11.1	10.6	-
Positive monetary variations	(62.7)	485.3	548.0	(874.0)
Negative monetary variations	20.1	17.8	(2.3)	(11.4)
Net monetary variations	(82.8)	467.5	550.3	(664.6)

6.1. Expenses with monetary variation

The effect in the monetary variation expenses in 3Q11 was R$548.0 million, higher than the amounts of 3Q10. This variance is due to:

  Foreign exchange variance on external loans and financings, in the amount of  R$544.9 million, resulting from the 18.8% appreciation of the US dollar in 3Q11 as compared to a 6.0% depreciation in 3Q10; and

  Increase in the amount of other financial expenses related to judicial proceedings in the amount of R$10.6 million.

6.2. Income from monetary variance

The income from monetary variations presented a decrease of R$2.3 million mainly due to the higher volume of agreements made in 3Q10.

7. Operating Indicators

With regarding to the index of losses, which closed in 25.7% as compared to 26% in the same period last year, we highlight that such evolution is already result of the summary of service contracts, which passed by a slower contracting rhythm than previous periods. We recall that such index is a moving average and the impact will be gradual.

It is worth highlighting the evolution of the number of connections per employee that grew from 852 in 3Q10 to 876 in 3Q11, a 2.8% evolution in the period.

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Operational Indicators*	3Q10	3Q11	Variation %
Water connections (1)	7,253	7,438	2.6
Sewage connections (1)	5,668	5,877	3.7
Population directly served by water supply (2)	23.6	23.8	0.8
Population served by sewage collection (2)	19.9	20.4	2.5
Number of employees	15,165	15,194	0.2
Water volume produced (3)	2,206	2,241	1.6
Water loss (%)	26.0	25.7	(1.2)
Number of connections per employee	852.0	876.0	2.8

(1)     In Thousand units at the end of the period.

(2)     In thousand of people at the end of the period. It does not include wholesale invoicing.

(3)     In millions of m3 accumulated at the end of the period.

* Non reviewed

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EXPLANATORY NOTES

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1.         OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp (“Sabesp” or the “Company”) is a mixed-capital company headquartered in São Paulo, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services, and supplies treated water on a bulk basis and provides sewage treatment services for another six municipalities of the Greater São Paulo Metropolitan Area.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The new Sabesp vision sets forth as objective to be recognized as the company that has universalized the Sanitation services in its area of operation, focused on the customer, in a sustainable and competitive way, with excellence in environmental solutions.

As at September 30, 2011, the Company operated the water and sewage services in 363 municipalities of the State of São Paulo, having temporarily ceased the operation of the municipalities of  Itapira, Aracoiaba da Serra, Iperó, Cajobi and Álvares Florense due to judicial orders, which suits are in progress. In the majority of these municipalities, the operations result from concession contracts executed for 30 years. 105 concessions were expired on September 30, 2011 all of which are in negotiation phase with the respective municipalities. Between 2011 and 2033, 40 concessions will expire. The remaining of these concessions operate under a rollover basis. These concessions with indefinite term and expired concessions under renegotiation are amortized over the useful life of the underlying assets. Up to September 30, 2011, 218 program contracts were signed.

Management expects that all the expired concessions will be renewed or extended, thus there will not be a discontinuity of the water supply and sewage collection in these municipalities. On September 30, 2011 the net book value of the property, plant and equipment used in the 105 municipalities where the concessions are under negotiation totals R$5,977 million and the net revenue for the period ended on September 30, 2011 totals R$1,955million.

In the municipality of Santos, in the Baixada Santista region, which has a  significant population, the Company operates supported by a public authorization deed, a similar situation in other municipalities in that region and in the Ribeira valley, where the Company started to operate after the merger of the companies that it is made up of.

The Company’s shares have been listed on the “Novo Mercado” (New Market) segment of the BOVESPA (São Paulo Stock Exchange) since April 2002, and on the New York Stock Exchange (NYSE) as ADRs since May 2002.

All information about areas of concession, number of municipalities, water and sewage volume and other related data disclosed in this report, which do not arise from the accounting and/or financial statements, have not been examined by the independent auditors.

The present quarterly information was approved by the Board of Directors on November 8 2011.

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2.         PRESENTATION OF THE QUARTERLY FINANCIAL STATEMENTS

(i)        Presentation of the Quarterly Information

The consolidated quarterly information of September 30, 2011 was prepared based on CPC 21 – Interim Financial Information (individual and consolidated) and the international standard IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board (IASB) (consolidated), applicable to the preparation of Quarterly Information – ITR. Therefore, these IFRS consider the Circular Office Memorandum CVM/SNC/SEP 003 of April 28, 2011 which allows that the entities present selected explanatory notes, in case of redundancy of information already disclosed in the Annual Financial Information. The quarterly information for the period ended on September  30, 2011, therefore, does not include the notes and disclosures required by the CPC (“Committee of Accounting Pronouncements”) for the annual consolidated financial statements and, consequently, must be read together with the consolidated financial information in CPC’s and IFRS for the year ended on December 31, 2010.

(ii)       Individual and Consolidated Financial Information

The individual financial information are being disclosed together with the consolidate financial information and were prepared taking as basis the CPC 21 provisions applicable to the preparation of the Quarterly Information – ITR and presented in a way conducive to the norms issued by CVM and as well as being conducive to the disclosure in note 2 of the Annual Financial Statements.

The consolidated financial information includes the financial statements of Sabesp and its invested companies, jointly controlled: Sesamm – Serviços de Saneamento de Mogi Mirim S/A, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental and Attend Ambiental which were all included to the proportion of their equity interest. The Company maintains shared controlling interest, whose fiscal year is coincidental to the fiscal year of the joint controlled companies. The accounting policies of its subsidiaries are aligned Company’s policies. The consolidation process of the equity and income statements accounts aggregate balances of assets, liabilities, revenues and expenses, according to their nature, eliminating the equity interests of the holding in the capital stock and accumulated result of the consolidated company.

Although Sabesp’s equity interest in the Capital Stock of its subsidiaries is not majority, the shareholders’ agreement provides for the veto power on certain management matters, indicating participative shared control.

Other information about these companies are as follows:

Sesamm

On August 15, 2008, the Company, in connection with OHL Medio Ambiente, Inima S.A.U. Unipersonal (“Inima”), Tecnicas y Gestion Medioambiental S.A.U. (“TGM”) and Estudos Tecnicos e Projetos ETEP S/A, has the corporate object to provide supplementary services to the implementation of system of sewage separation and sewage treatment, including the disposal of solid waste generated system of the municipality of Mogi Mirim. The contract with the municipality is for 30 years from the date of the contract was signed.

In September 30, 2011, Sesamm’s capital stock was R$10,669 made up of 10,669,549 nominative common shares, with no par value, of which Sabesp holds 36% equity interest and Inima holds 36% of equity interest. The Company has concluded that both companies, Sabesp and Inima, hold joint control over Sesamm. Therefore, Sabesp records its equity interest in Sesamm by the proportional consolidation method, equivalent to 36% on assets, liabilities, revenues and expenses of Sesamm.

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As at September 30, 2011, the operations of Sesamm had not been started.

Águas de Andradina

On September 15, 2010, the Company, together with the company Companhia de Águas do Brasil – Cab Ambiental, formed the company Águas de Andradina S.A. with undetermined duration, whose corporate object is to provide water and sewage services to the Municipality of Andradina.

On September 30, 2011, the company’s capital stock was R$122 divided into 121,997 nominative common shares, with no par value, of which Sabesp holds 30% of equity interest.

The operations started on October, 2010.

Saneaqua Mairinque

On June 14, 2010, the Company, together with the company Foz do Brasil S.A., formed the company Seneaqua Mairinque S.A., with undetermined duration, whose corporate object is to explore the public service of water and sewage of the municipality of Mairinque.

On September 30, 2011, the company’s capital stock was R$2,000, divided into 2,000,000 nominative common shares with no par value, of which Sabesp holds 30% equity interest.

The operations started on October, 2010.

Aquapolo Ambiental S.A.

On October 8, 2009, the Company, together with the company Foz do Brasil S.A., formed the company Aquapolo Ambiental, whose corporate objective is the production, supply and commercialization of water for reuse for the company Quattor Quimica S.A.; Quattor Petroquimica S.A.; Quattor Participacoes S.A and other companies that integrate the Petrochemnical Polo.

On September 30, 2011 the company’s capital stock was R$36,412, divided into 42,419,045 nominative common shares with no par value, of which Sabesp holds 49% of equity interest.

The beginning of operations is scheduled for April, 2012.

Águas de Castilho

On October 29, 2010, the Company, together with the Companhia de Aguas do Brasil – Cab Ambiental, formed the company Aguas de Castilho whose corporate object is the provision of services of water and sewage in the municipality of Castilho.

On September 30, 2011, the company’s capital stock was R$65, divided into 65,600 nominative common shares with no par value, of which Sabesp holds 30% equity interest.

The operations started on January, 2011.

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Attend Ambiental

On August 23, 2010, the Company, together with Companhia Estre Ambiental S/A, formed the company Attend Ambiental S/A whose corporate objective is the implementation and operation of a pre treatment station of non domestic effluents and mud conditioning, in the metropolitan region of the capital of the State of São Paulo, as well the development of other related activities and the creation of similar infrastructure in other locations, in Brazil and abroad.

On September 30, 2011, the company’s capital stock was R$2,000 divided into 2,000,000 nominative common shares with no par value, of which Sabesp holds 45% equity interest.

The operations started in January, 2011.

A summary of Sabesp’s equity interest in the financial statements of these subsidiaries is presented below:

	September 30, 2011
	SESAMM 36%	ÁGUAS DE ANDRADINA 30%	ÁGUAS DE CASTILHO 30%	SANEAQUA MAIRINQUE 30%	AQUAPOLO AMBIENTAL 49%	ATTEND AMBIENTAL 45%

Current assets	233	349	161	666	48,239	190
Non-current Assets	12,306	821	164	145	132,508	100

Current Liabilities	1,184	498	190	242	6,227	137
Non-Current Liabilities	9,123	185	60	44	160,099	-
Equity	2,232	487	75	525	14,421	153

Operating revenue	-	2,247	463	1,882	-	-
Operating expense	(875)	(2,478)	(555)	(2,050)	(2,454)	(783)
Net financial income	36	19	2	35	56	37
Income (loss) for the year	(839)	(212)	(90)	(133)	(2,398)	(746)

	December 31, 2010
	SESAMM 36%	ÁGUAS DE ANDRADINA 30%	SANEAQUA MAIRINQUE 30%	AQUAPOLO AMBIENTAL 49%

Current assets	420	178	851	13,798
Non-current Assets	5,353	106	10	46,094

Current Liabilities	2,702	119	177	1,331
Non-Current Liabilities	-	301	9	53,909
Equity	3,071	(136)	675	4,652

	September 30, 2010
	SESAMM 36%	ÁGUAS DE ANDRADINA 30%	SANEAQUA MAIRINQUE 30%	AQUAPOLO AMBIENTAL 49%

Operating revenue	-	-	-	-
Operating expense	(380)	-	-	-
Net financial income	42	-	-	-
Income (loss) for the year	(338)	-	-	-

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2.1       Accounting policies

The accounting policies used in the preparation of the quarterly information for the quarter ended on September 30, 2011 are consistent with those used to prepare the Annual Financial Statements referring to the year ended on December 31, 2010. In the Annual Financial Statements, these policies are disclosed in note 3.

2.2       New standards and changes to standards that are not yet in force

The standard and changes to the existing standards that follow were published and are mandatory for subsequent accounting periods. However, there has been no early adoption of such standards and changes to standards by the Company:

- IAS 28 – “Investments in subsidiaries and affiliates together”, IFRS 11 – “joint contractual agreement” and IFRS 12 “Disclosures on interest in other entities”, all issued in May, 2011 and  CPC 19 (R1) issued in June, 2011. The main change introduced by these standards is the impossibility of proportional consolidation of entities whose control of net assets is shared through an agreement with two or more parties and that is classified as a joint venture.

The IFRS 11 classifies agreements into two types:

(i)        “joint ventures”- when the parties jointly control assets and liabilities, regardless if these assets are in a separate entity (“separate vehicle”), according to the contractual provisions and essence of the operation. In these agreements, assets, liabilities, revenues and expenses are recorded in the entity that participates to the “joint operator” agreement in the proportion of its rights and obligations;

(ii)       “joint ventures”- when the parties jointly control net assets of an agreement, structured through a separate entity and the respective results of these assets are divided between the participating parties. In these agreements, the participation of the entity must be recorded by the equity method of accounting and presented in the investment line.

Additionally, IFRS 12 determines qualitative disclosures that must be made by the entity regarding the participation  in subsidiaries, in joint agreement or non-consolidated entities that include significant judgments and assumptions to determine if its participations exercise control, significant influence or the classification of the joint agreements between “joint operations” and “joint ventures”, as well as other information on the nature and extent of significant restrictions and associated risks. The standard is not applicable until January 1st, 2013 but it is available for early adoption. Relevant impacts are not expected to Sabesp’s financial information.

- IFRS 7 “Financial Instruments – Disclosure”,  issued on October, 2010. The change in the standard of disclosure of financial instruments seeks to promote the transparency in disclosing the transactions of transfer of financial assets, improve the understanding by the user about the exposure to risk in such transfers, and the effect of these risks on the balance sheets, particularly those involving securitization of financial assets. The standard is applicable for fiscal years starting on or after July 1st, 2011. No relevant impact to the Sabesp’s financial statements is expected.

- IFRS 9 “Financial Instruments”, issued on November, 2009. IFRS 9 is the first standard issued as part of a larger project to replace IAS 39. IFRS 9 retains, although simplified, the model of measurement and sets forth two categories of measurement for financial instruments: amortized cost and fair value. The classification basis depends on the business model of the entity and on the contractual characteristics of the cash flow from the financial assets. The direction included in IAS 39 on impairment of financial assets and recording of hedge continues to be applied. Prior periods do not need to be restated if an entity adopts the standard for periods started on or to start before January 1st, 2012. The norm is applicable as from January 1st, 2013. It is not expected that there will be relevant impact on Sabesp’s financial information.

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- IFRS 10 “Consolidated Financial Statements”, issued on May, 2011. This standard is based on the existing principles as to the identification of the concept of control as the determinant factor when an entity must be consolidated in the financial statements. The standard provides additional direction to help in the determination of control when there is doubt as to the assessment.

The standard is applicable as of January 1st, 2013. Relevant impacts are not expected to Sabesp’s financial information.

- IFRS 13 “Fair Value Measurement”, issued on May, 2011. The standard has as its objective to improve the consistency and reduce the complexity in the disclosures required by IFRS. The requirements do not increase the use of fair value in accounting, however they direct how it must be applied when its use is required or allowed by other standard. The standard is applicable as of January 1st, 2013, and there is an exemption for application of the new requirements for comparable periods. Relevant impacts are not expected to Sabesp’s financial information.

- IAS 19 “Benefits to Employees”, issued on June, 2011. The change to the norm will affect mainly the recognition and measurement of define benefit pension plans, and disclosures of benefits to employees. The norm is applicable as of January 1st, 2013. Relevant impacts are not expected to Sabesp’s financial information.

3. FINANCIAL RISK MANAGEMENT

3.1 Financial Risk Factors

The Company’s operations are affected by the Brazilian economic scenario, exposing it to market risk, such as foreign currency risk, interest rate risk, credit risk and liquidity risk.

The Company has not used derivative financial instruments, even being able to contract forward foreign exchange contracts and financing in Reais to reduce the foreign currency risk.

(a)        Market Risk

Foreign Currency Risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the liability balances of foreign currency-denominated loans and financing obtained in the market and the related financial expenses. The Company does not have hedge or swap contracts to hedge against this risk, in view of the amounts, costs involved and opportunities. However, when possible, it makes advance purchases of foreign currencies and obtains funding in local currency, as a way to protect itself against exchange rate fluctuations.

A significant part of the Company’s financial debt was denominated in U.S. dollar and in Yen, in the total amount of R$2,940,785 on September 30, 2011 (R$2,244,635 on December 31, 2010), net of borrowing costs. The Company’s exposure to foreign currency risk is the following:

	September, 30 2011		December, 31 2010

	Foreign currency	R$	Foreign currency	R$

Loans and financing – US$	1,074,143	1,991,890	1,084,898	1,807,657
Loans and financing – Iene	39,422,329	948,895	21,316,000	436,978

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On September 30, 2011, had the Real appreciated or depreciated in 10% as compared to the dollar and the Yen with all other variables constant as at September 30, 2011, the effect on the income after taxes for the period would have been R$194,092 (2010 – R$148,146), for more or less, mainly as a result of the foreign currency gains or losses with the conversion of loans to foreign currency.

Simulation of appreciation/depreciation of the Real by 10%	September, 30 2011	December, 31 2010
Loans in foreign currency	2,940,785	2,244,635
Variation of Dollar/Yen	10%	10%
Appreciation or depreciation of the Real	294,079	224,464
Income Tax/Social Contribution Tax Rate	34%	34%
Income tax / Social contribution	99,987	76,318
Appreciation or depreciation of the Real , net of taxes.	194,092	148,146

Interest rate risk

This risk is a result of the possibility that the Company may incur losses for fluctuations in interest rates that increase financial expenses related to loans and financings.

The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

The table below shows the Company’s loans and financings expressed in Reais subject to variable interest rate:

	HOLDING
	September, 30 2011	December, 31 2010

UPR(i)	2,348,424	2,529,398
CDI(ii)	1,933,273	2,009,391
IGP-M(iii)	-	493,869
TJLP(iv)	891,911	703,710
IPCA(v)	345,790	223,996
Other	24,406	-
Total loans and financings in local currency.	5,543,804	5,960,364

(i) UPR - Reference Standard Unit

(ii) CDI - Interbank Certificate of Deposit

(iii) IGP-M - General Index of Market Prices

(iv) TJLP - Long Term Interest Rate

(v) IPCA - National Wide Consumer Price Index

Another risk faced by the Company is the lack of correlation between the monetary adjustment indices of its debt and those of its receivables. Water supply and sewage treatment tariffs do not necessarily follow the increases in the interest rates affecting the Company’s debt.

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As at September 30, 2011, had the interest rates on loans kept in Reais varied around 1% by more r less, with all other variable constant, the effect on the income after taxes would have been an increase or decrease of R$36,589(2010 – R$39,338), mainly as a result of lower or higher interest expenses in loans with variable rates.

(b)       Credit risk

The credit risk results from cash equivalents, bank deposits and financial institutions, as well as credit exposure to customers, including outstanding accounts receivable. The Company must, by law, invest its excess cash exclusively with Banco do Brasil (rating AA+(bra)). The credit risks are mitigated due sales to a widely spread out customer base.

The maximum exposure to credit risk at the date of presentation of the report is the carrying amount of securities classified as cash equivalents, deposits in Banks and financial institutions and accounts receivable from customers at the date of the balance sheet. Notes 4.3 (e), 8, 9 and 10.

(c)        Liquidity Risk.

The Company’s liquidity depends mainly on the cash generated by the operating activities, loans from financial institutions of the state and federal government and financings in the local and international markets. The liquidity risk management considers the assessment of liquidity requirements to ensure that the Company has enough cash to meet its operating and capital expenditures.

The table below analyzes the Company’s financial liabilities, by maturity dates, including the portion of principal and interests to be paid in accordance with contractual clauses.

	HOLDING
	October to December 2011	2012	2013, 2014 and 2015	2016 onwards	Total
In September 30, 2011
Loans and financing	426,178	2,168,645	3,947,208	5,629,566	12,171,597
Contractors and suppliers	205,653	-	-	-	205,653
Other payables	340,561	-	-	-	340,561

	HOLDING
	2011	2012	2013, 2014 and 2015	2016 onwards	Total
In December 31, 2010
Loans and financing	1,744,324	2,071,161	3,834,599	4,880,026	12,530,110
Contractors and suppliers	142,634	-	-	-	142,634
Other payables	326,507	-	-	-	326,507

There are no guarantees provided by the Company to be disclosed.

(d)       Sensitivity analysis

We present as follows a chart that shows the sensitivity analysis of the financial instruments, prepared in accordance with CVM Instruction nr. 475/2008 in order to demonstrate the balances of the main financial liabilities calculated at a rate projected until the final settlement of each contract, converted into market value (Scenario I) with 25% appreciation (Scenario II) and 50% appreciation (Scenario 3).

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This sensitivity analysis has as objective to measure the impact of changes to market variable on referred financial instruments of the Company, considering constant all other market variables. Such amounts, when settled, may be different from those demonstrated above, due to estimates used in the preparation process.

	HOLDING
	September 30, 2011
Financial Instruments	Risk	Scenario I R$	Scenario II - 25 % R$	Scenario III - 50% R$
Financial Liability Loans and Financings
Banco do Brasil, CEF (i)	Increase in UPR	1,815,028	2,094,052	2,455,095
Debentures (ii)	Increase in IPCA/DI	2,964,591	3,505,401	3,670,266
BID, BIRD and Eurobonds (iii)	Increase in the US$	2,120,877	2,651,096	3,181,315
JICA (iv)	Increase in the Yen	1,068,822	1,336,027	1,603,233

	CONSOLIDATED
	September 30, 2011
Financial Instruments	Risk	Scenario I R$	Scenario II – 25% R$	Scenario III – 50% R$
Financial Liability Loans and Financings
Banco do Brasil, CEF (i)	UPR increase	1,815,028	2,094,052	2,455,095
Debentures (ii)	IPCA/DI Increase	3,076,138	3,633,718	3,816,030
BID, BIRD and Eurobonds (iii)	US$ increase	2,120,877	2,651,096	3,181,315
JICA (iv)	Yen increase	1,068,822	1,336,027	1,603,233

(i)   The contracts with Banco do Brasil and CEF were projected until final maturity, at contractual rates (Projected TR + spread) and discounted to present value by TR x DI, both rates were obtained from BM&F. For scenarios II and III it was considered a deterioration of 25% and 50%, respectively, in the discount rates;

(ii)  Debentures were projected until final maturity (IPCA, DI, TJLP or TR) discounted to present value at future market of interest rates, published by ANBIMA in the secondary market, having as basis the date of September 30, 2011 and the Company’s securities traded in the domestic market. For scenarios II and III it was considered a 25% and 50% deterioration, respectively, in the discount rates. For the debentures indexed to DI it was performed a sensitivity analysis based on the increase of 25% and 50%  of the DI’s market curve.

(iii) The contracts with BID, BIRD, were projected until final maturity in original currency, using the contractual interest rates, being discounted to present value using Libor’s future rate obtained at Bloomberg. Eurobonds were priced at market value according to the quotations published by Bloomberg. All amounts obtained were converted into reais at the exchange rate as of September 30, 2011. For Scenarios II and III, it was considered the increase of 25% and 50%, respectively, to the exchange rates.

(iv) The contracts with JICA were projected until the final maturity in original currency, using the interest rates contracted and discounted at present value, using Tibor’s future rate, obtained at Bloomberg. The amounts obtained were converted into reais using the exchange rate as of September 30, 2011. For Scenarios II and II it was considered an increase of 25% and 50%, respectively, to the exchange rates.

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(e)        Credit quality of the financial assets

The credit quality of the financial assets that are not past due or are subject to provision for loss may be assessed upon reference to the external credit classifications (if any) or to the historical information on the default ratio of the counterparties. For the credit quality of the counterparties that are not financial institutions, like deposits and financial investments, the Company considers the lowest rating of the counterparty disclosed by the three main international credit rating agencies (Moody’s, Fitch and S&P), pursuant to internal policy of market risk management:

	HOLDING
	September 30,2011	December 31,2010

Current account and short-term bank deposits
brAAA	20,927	27,673
brAA+	2,205,510	1,945,697
Other (*)	1,018	14,634
	2,227,455	1,988,004

(*) Included in this category were deposit accounts and investment funds in Banks that do not have evaluation by the three rating agencies used by the Company.

We present, as follows, a table with the rating assessment of the financial institutions that are counterparties with which the Company had business during the period:

Counterparty	Fitch	Moody's	Standard Poor's

Banco do Brasil S.A.	AA+(bra)	Aaa.br	brAAA
Banco Santander Brasil S.A.	AAA (bra)	Aaa.br	brAAA
Caixa Economica Federal	AA+ (bra)	Aaa.br	-
Banco Bradesco S.A.	AAA (bra)	Aaa.br	brAAA
Itaú Unibanco Holding S.A.	AAA (bra)	Aaa.br	AAAbr

3.2       Capital management

The Company’s objectives in managing its capital are to safeguard the capacity to continue to offer return to shareholders and benefits to the other stakeholders, in addition to maintaining an ideal capital structure to reduce this cost.

The Company monitors capital based on financial leverage ratio. This ratio corresponds to the total debt divided by the total capital. The net debt, in turn, corresponds to the total loans and financings deducted from the amount of cash and cash equivalents. The total capital is calculated through the summation of net equity, as demonstrated in the CONSOLIDATED balance sheets, to net debt.

	HOLDING
	September 30,2011	December 31,2010

Total loans and financing	8,506,508	8,209,292
Less: cash and cash equivalents	(2,227,455)	(1,988,004)

Net debt	6,279,053	6,221,288
Total equity	10,343,444	9,681,800

Total Capital	16,622,497	15,903,088

Leverage Ratio	37.77%	39.12%

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On September 30, 2011, the leverage ration of the Company was reduced to 37.8%, as compared to 39.1% on December 31, 2010, due to the increase in the financial investments.

3.3       Fair value estimate

The Company applies CPC 40 to financial instruments measured by the fair value in the balance sheets, which requires fair value measurement in accordance with the following hierarchy of fair value measurement:

.           Quoted prices (not adjusted) in active markets for identical assets and liabilities (level 1).

.           Information in addition to prices quoted included in level 1, that are observable for assets or liabilities, whether directly (for example, like prices) or indirectly (that is, derived from prices)(level 2).

.           Insertions for asset or liability that are not based on observable market data (non observable insertions)(level 3).

The financial instruments evaluated as fair value by the Company are represented by short term investments in banking certificates of deposit (CDB), financial investment fund (FIF) classified as cash equivalent, in the amount of R$2,167,007 and R$1,852,588 as of September 30, 2011 and December 31, 2010, respectively. These investments are financial assets measured at fair value by the result, measured in accordance with level 2.

3.4       Financial instruments

The Company operates with several financial instruments, with highlight for cash and cash equivalents, including financial investments, and loans and financings as described below.

The estimated fair value of the financial instruments is the following:

	HOLDING
	September 30,2011		December 31, 2010

	Book value	Fair value	Book value	Fair value

Financial assets
Cash and cash equivalents	2,227,455	2,227,455	1,988,004	1,988,004
Restricted cash	97,363	97,363	302,570	302,570
Accounts receivable, net	1,305,257	1,305,257	1,323,886	1,323,886
Balances with related parties, net	338,277	338,277	368,848	368,848
Judicial deposits	53,888	53,888	43,543	43,543

Financial liabilities
Loans and financing	8,506,508	8,499,811	8,209,292	9,644,938
Contractors and suppliers	205,653	205,653	142,634	142,634

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	CONSOLIDATED
	September 30,2011		December 31, 2010

	Book value	Fair value	Book value	Fair value

Financial assets
Cash and cash equivalents	2,265,911	2,265,911	1,989,179	1,989,179
Restricted cash	97,363	97,363	302,570	302,570
Accounts receivable, net	1,305,875	1,305,875	1,324,157	1,324,157
Balances with related parties, net	338,277	338,277	368,848	368,848
Judicial deposits	53,888	53,888	43,543	43,543

Financial liabilities
Loans and financing	8,675,900	8,611,362	8,264,615	9,698,547
Contractors and suppliers	211,318	211,318	144,043	144,043

To arrive at the market value of the Financial Instruments, the following criteria have been adopted:

(i)                 The contracts with Banco do Brasil and CEF were projected until final maturity at contractual rates (TR projected + spread) and discounted to present value by TR x DI, both rates were obtained from BM&F.

(ii)               The debentures were projected until final maturity (IPCA, DI, TJLP or TR) discounted to present value at future interest rate market published by ANBIMA in the secondary market, having as basis the date of September 30, 2011 and the Company’s securities traded in the domestic market.

(iii)             Financings – BNDES, are instruments considered at nominal value updated with contractual interest rate until the maturity date, that are indexed by the TJLP, which is a specific modality, not being compared to any other market rate. Therefore, the Company has elected to disclose as the market value the carrying amount recorded as at September 30, 2011.

(iv)      Other financings in local currency are considered at nominal value updated with contractual interest rate until the maturity date, discounted to present value using the future market interest rates. The future rates were obtained in BM&F Bovespa website.

(v)       The contracts with BID, BIRD, were projected until final maturity in original currency, using the contractual interest rates, being discounted to present value using Libor’s future rate obtained at Bloomberg. Eurobonds were priced at market value according to the quotations published by Bloomberg.

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(vi)      The contracts with JICA were projected until the final maturity in original currency, using the interest rates contracted and discounted at present value, using Tibor’s future rate, obtained at Bloomberg. The amounts obtained were converted into reais using the exchange rate as of September 30, 2011.

4.         MAIN ACCOUNTING ESTIMATES AND ASSESSMENTS

The estimates and assessments are continuously evaluated based on the historical experience and other factors, including the expectations of future events that are believed to be reasonable according to the circumstances. There was no change regarding what was presented on the Annual Financial Statements on December 31, 2010, according to note 5.

5. CASH & CASH EQUIVALENTS

	HOLDING		CONSOLIDATED
	September 30,2011	December 31,2010	September 30,2011	December 31,2010
Cash and Banks	60,448	135,416	98,390	136,002
Cash Equivalents	2,167,007	1,852,588	2,167,521	1,853,177
	2,227,455	1,988,004	2,265,911	1,989,179

The variation in the period from January to September 2011 is due to cash flow from operating activities of the Company.

In September, the average earnings from financial investments equals to 100.17% of the CDI.

6.         RESTRICTED CASH

On September 30, 2011, the Company recorded restricted cash, in current assets, worth R$97,363, referring mainly to the collection resulting from the provision of services to entities linked to the City Hall of the Municipality of Sao Paulo, net of taxes, worth R$96,912. These resources will be used in actions of basic and environmental sanitation established in the agreement executed between the Company and the City Hall of the Municipality of Sao Paulo, in November, 2007.

The variance occurred in the period from January to September, 2011, when compared to the Financial Statements of December 31, 2010, refers mainly to the rescue of the third tranche of the 12th issue of debentures, the issuance of which occurred on September 22, 2010.

7.         ACCOUNTS RECEIVABLE FROM CUSTOMERS

(a)        Balances

	HOLDING
	Sep/11	Dec/10
Private sector
General and special customers (i) (ii)	832,532	827,990
Agreements (iii)	251,424	250,300
	1,083,956	1,078,290
Government entities
Municipal	569,089	556,212
Federal	2,678	2,645
Agreements (iii)	183,785	170,892
	755,552	729,749
Wholesale customers - Municipal Administration Offices (iv)
Guarulhos	508,638	462,221
Mauá	240,486	220,228
Mogi das Cruzes	16,194	18,818
Santo André	537,918	489,486
São Caetano do Sul	4,041	3,537
Diadema	161,302	149,155
Wholesale total - Municipal City Halls	1,468,579	1,343,445

Unbilled supply	398,700	391,822
Subtotal	3,706,787	3,543,306
Allowance for doubtful accounts	(2,401,530)	(2,219,420)
Total	1,305,257	1,323,886

Current	950,178	971,047
Non-current (v)	355,079	352,839

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In the period from January to September, 2011, there was no relevant changes regarding to the operations presented in the financial statements of December 31, 2010

The consolidated balance totals the amount of R$1,305.875 (Dec/10 – R$1,324,157), being the R$618 (Dec/10 – R$271), difference in relation to the holding’s balance, referring to the accounts receivable from subsidiaries, Aguas de Andradina R$314 (Dec/10 – R$118), Saneaqua Mairinque R$162 (Dec/10 – R$153), and Aguas de Castilho R$142.

(i)        General customers - residential and small and medium-sized companies.

(ii)       Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii)      Agreements - installment payments of past-due receivables, plus monetary adjustment and interest.

(iv)      Wholesale - municipal city halls - The balance of accounts receivable from wholesalers refers to the sale of treated water to the municipalities which are responsible for the distribution, billing and collection from the end consumers, some of these municipalities question judicially the tariffs charged by Sabesp and do not pay the amounts under litigation. The past due amounts that are included in the allowance for doubtful accounts are substantially classified in non-current assets, according to the following table:

	Sep/11	Dec/10
Balance at beginning of period	1,343,445	1,182,744
Billing for services provided	274,747	353,546
Collections - current year’s services	(119,466)	(183,882)
Collections - previous year’s services	(30,147)	(8,963)
Balance at the end of the period	1,468,579	1,343,445

Current	42,215	38,665
Non-current	1,426,364	1,304,780

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(v)       The non-current portion consists of past-due and renegotiated balances with customers and past-due receivables related to the wholesale of water to municipal authorities and is recorded net of allowance for doubtful accounts.

(b)       The aging of trade accounts receivable is as follows:

	HOLDING
	Sep/11	Dec/10
Current	1,087,578	1,086,073
Past-due:
Up to 30 days	158,076	150,358
From 31 to 60 days	67,041	67,539
From 61 to 90 days	42,443	45,153
From 91 to 120 days	49,934	39,084
From 121 to 180 days	76,067	73,300
From 181 to 360 days	135,922	119,967
Over 360 days	2,089,726	1,961,832
Total accrued
	2,619,209	2,457,233
Total	3,706,787	3,543,306

(c)       Allowance for doubtful accounts

	3nd Q/11	3nd Q/10

Beginning balance	2,361,683	1,999,309
Private sector / government entities	(5,922)	50,759
Wholesale customers	45,769	47,234

Additions for the period	39,847	97,993

Ending balance	2,401,530	2,097,302

Current	1,141,726	991,581
Non-current	1,259,804	1,105,721

The Company recorded probable credit losses in accounts receivable calculated, in the second third of 2011, in the amount of R$17,222 directly to income of the period, booked in the “Selling Expenses” line item. In the  third quarter of 2010, these losses were R$41,397.

8.         BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Company is a party to transactions with its controlling shareholder, São Paulo State Government, and companies related to it.

(a)        Accounts receivable, interest on capital and operating revenue with the São Paulo State Government

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ITR - QUARTERLY INFORMATION     09/30/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

	HOLDING AND CONSOLIDATED
	Sep/11	Dec/10
Receive the Auditors
Current:
Water and sewage services (i)	108,929	96,004
Water and sewage services - Gesp Agreement (iii), (iv) and (v)	43,716	21,360
Provision for Losses	(12,389)	(12,389)
Reimbursement of additional retirement and pension benefits - Gesp Agreement (vi)	28,203	28,203
Reimbursement of additional retirement and pension benefits paid - Monthly flow (vi)	5,438	4,594
Total current	173,897	137,772

Long-term assets:
Water and sewage services - Gesp Agreement (iii), (iv) (v)	6,685	52,228
Reimbursement of additional retirement and pension benefits paid - Gesp Agreement (vi)	157,696	178,848
Total noncurrent assets	164,381	231,076

Total receivable from shareholder	338,278	368,848

Provision of water and sewage services	146,941	157,203
Reimbursement of additional pension and retirement	191,337	211,645
	338,278	368,848
Interest on capital payable to related parties	-	194,618

Gross revenue from sales and services	3th Qtr/11	3th Qtr/10
Water sales	53,837	49,549
Sewage services	47,448	44,129
Receivables from related parties	(114,578)	(104,081)

Financial Income	70,767	43,527

In the period from January to September, 2011, there were no relevant changes regarding to the operations presented in the financial statements of December 31, 2010.

(i)        Water and sewage services

The Company provides water supply and collection of sewage to the State Government and other Companies related to it, under terms and conditions considered by Management as normal in the market, except as to the form of settlement of the credits, that may be realized under the conditions mentioned in items (iii), (iv) and (v).

(ii)       Reimbursement of additional retirement and pension benefits paid

It refers to amounts of supplemental benefits of retirement and pension plan provided by State of Sao Paulo’s Law nr. 4819/58 (“Benefits”) paid by the Company to former employees or retirees.

Under the terms of the Agreement referred on (iii), GESP recognizes to be responsible for the charges resulting from the Benefits, provided that the payment criteria set forth by the Department of Personnel Expenditures of the State – DDPE are met, founded on the legal guidelines set by the Legal Consulting of the Secretary of Finance and the State Attorney General’s Office – PGE.

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As explained in item (vi) during the validation by Gesp of the amounts due to the Company for the Benefits, there were divergences as to the calculation criteria and eligibility of the Benefit applied by the Company.

On September 30, 2011 and December 31, 2010, 2,498 and 2554 retirees, respectively, received retirement supplements, in the quarters ended on September 30, 2011 and December 31, 2010, the Company paid R$30,789 and R$37,102, respectively. There were 15 active employees September 30, 2011 who will be entitled to such benefits upon his retirement, as compared to 32 on December 31, 2010.

In January, 2004, the payments of retirement and pension supplement were transferred to the Secretary of Finance, and would be made in accordance with the calculation criteria defined by the PGE. By judicial order, the responsibility for the payments returned to SABESP as originally established.

(iii)      Gesp Agreement

On December 11, 2001, the Company, GESP (through the State Department of Finance Affairs, currently the Department of Finance) and the Department of Waters and Electric Energy – DAEE, with the intermediation of the State Department of Sanitation and Energy (former Department of Water Resources, Sanitation and Construction Works), entered into the Term of Recognition and Consolidation of Obligations, Payment Commitment and Other Covenants (“GESP Agreement”) with the purpose to settle the existing dispute between GESP and the Company related to the water and sewage services and to the Benefits.

In view of the strategic importance of the reservoirs of Taiaçupeba, Jundiai, Biritiba, Paraitinga and Ponte Nova (“Reservoirs”), for the assurance of the maintenance of volume of water of Alto Tiete, the Company agreed to receive them as part of the reimbursement referring to the Benefits. The Reservoirs would be transferred to the Company by the DAEE in return to the amounts owned by GESP. However, the Attorney General’s Office of the State of Sao Paulo questioned the legal validity of this agreement, which main argument is the absence of specific legislative authorization for the alienation of DAEE’s assets. The Company’s legal counsels assess the risk of loss of this suit as probable, in case it does not obtain the referred legislative authorization, which would prevent the transfer of the respective reservoirs as partial amortization of the balance receivable.

(iv)      First Amendment to the Gesp Agreement

On March 22, 2004, the Company and the State Government amended the terms of the original Gesp Agreement, (1) consolidating and recognizing the amounts due by the State Government for water supply and sewage collection services provided, monetarily adjusted until February 2004; (2) formally authorizing the offset of amounts due by the State Government with interest on shareholders’ equity declared by the Company and any other debit existing with the State Government as of December 31, 2003, monetarily adjusted until February 2004; and (3) defining the payment conditions of the remaining liabilities of the State Government for the receipt of the water supply and sewage collection services.

(v)       Second Amendment to the Gesp Agreement

On December 28, 2007, the Company and the State of São Paulo, intermediated by the Secretary of Treasury signed the second amendment to the terms of the original GESP agreement, (1) agreeing upon the payment in installments of the remaining balance of the First Amendment, amounting R$133,709 at November 30, 2007 to be paid in 60, monthly and consecutive installments of the same amount, beginning on January 02, 2008. The amount of the installments will be monetarily adjusted according to the variation of the IPCA-IBGE, plus interests of 0.5% per month.

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The State and SABESP agreed to resume immediately the compliance with their mutual obligations under new assumptions: (a) implementation of an electronic account management system to facilitate and speed up the monitoring of payment processes and budget management procedures; (b) structuring of the Rational Water Use Program (PURA) to rationalize the consumption of water and the amount of the water and sewage bills under the responsibility of the State; (c) establishment, by the State, of criteria for budgeting so as to avoid the reallocation of amounts to a specific water and sewage accounts as from 2008; (d) possibility of registering state bodies and entities in a delinquency system or reference file; (e) possibility of interrupting water supply to state bodies and entities in the case of nonpayment of water and sewage bills.

(vi)      Third Amendment to Gesp Agreement

On November 17, 2008, Gesp, Sabesp and DAEE, entered into the Third Amendment to the Term of Agreement of Payment Commitment, and Other Agreements, where the State recognizes to owe Sabesp the amount of R$ 915,251, monetarily adjusted until September, 2008 by the IPCA-IBGE, corresponding to the Uncontroversial Amount, calculated by FIPECAFI. SABESP accepts temporarily the Reservoirs as part of the payment of the Uncontroversial Amount and offers to the State a temporary settlement, constituting a financial credit of R$ 696,283, corresponding to the value of the Reservoirs. The definitive settlement will only occur with the effective transfer of property in the relevant real estate notary. The Company did not recognize the receivable amount of R$ 696,283 related to the reservoirs, as it not virtually certain that will be transferred by the State. The remaining balance of R$218,967 is being paid in 114 monthly and consecutive installments, in the amount of R$1,920 each, restated annually by the IPCA/FIPE, added by interests of 0.5% p.m., the first installment became due on November 25, 2008.

SABESP and the Government of the State of São Paulo are working together in order to obtain the legislative authorization in order to make viable the transfer of the Reservoirs to SABESP, overcoming, therefore, the legal uncertainty caused by the Public Civil action is challenging the lack of specific legislation for the transfer of the ownership of the reservoirs.

The Third Amendment also provides for the regularization of the monthly flow of benefits. While SABESP is responsible for the monthly payments, the State shall reimburse the Company based on criteria identical to those applied in the calculation of the Uncontroversial Amount. With no longer an impeditive judicial decision, the State will directly assume the monthly payment flow of the portion considered uncontroversial.

(vii)     Controversial Amount of Benefits

As mentioned before, on November 17, 2008, the Company and the State executed the Third Amendment to the GESP Agreement, in such occasion the amounts denominated as controversial and uncontroversial were quantified. In this amendment, the efforts to settle what was called the Controversial Amount is represented by the difference between the Uncontroversial Amount and the amount effectively paid by the Company as Benefits of retirement and pension supplement provided by Law 4819/58, of original responsibility of the State but paid by Sabesp by judicial decision.

By entering into the Third Amendment, it was provided for the reappreciation by the PGE the divergences that caused the controversial amount of the benefits provided by Law 4819/58. At the same time, this expectation was based on the PGE’s intention to re-appreciate the question and also in the implied right of the Company to the reimbursement, inclusively based on external technical legal opinions.

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However, new opinions issued by the PGE and received on September 4 and 22, 2009 and January 4, 2010, denied the reimbursement of the portion previously defined as controversial amount. Even though the negotiations with the State are still being maintained, it is no longer possible to ensure that the Company will recover, in a totally amicable way, the credits related to the Controversial Amount.

Even though the negotiations with the State are still being maintained, it is no longer possible to ensure that the Company will recover, in a totally amicable way, the credits related to the Controversial Amount without dispute.

As part of the actions intended to recover the receivables that Management understands as due by the Government of the State, related to the divergences about the reimbursement of the benefits of retirement and pension supplement paid by the Company, SABESP: (i) addressed, on March 24, 2010, the message to the Controlling Shareholder, forwarding the office memorandum released by the Collegiate Directors, proposing judicial action to be forwarded to the Arbitration Chamber of Bovespa (Sao Paulo Stock Exchange); (ii) in June, 2010, it forwarded to the Secretary of Finance a proposal for agreement aiming the settlement of the referred controversies. This proposal did not succeed; (iii) on November 9, 2010, it filed a judicial action against the State of Sao Paulo pleading the full reimbursement of the amounts paid as benefits provided by State Law nr. 4.819/58 to finalize the discussion between the Company and GESP. Despite the judicial action, the Company will insist in reaching an agreement during the progress of the judicial action, understanding that a reasonable agreement is better to the company and its shareholders than waiting the end of the judicial demand.

The Company’s Management has elected for not recognizing such amounts, due to the uncertainty of reimbursement of the amounts. On September 30, 2011 the amounts not recorded by the Company referring to the supplement of pension and retirement paid in name of the State by the Company totaled R$1,273,168 (Dec/10 – R$1,230,064) including the amount of R$696,283 referring to the transfer of the reservoirs in the Alto Tiete system. As a result, the Company also recognized the actuarial obligation referring to the supplement of the pension and retirement maintained with the employees and pensioners of Plan G0. On September 30, 2011, the amounts of the supplement of pension and retirement supplement of Plan G0 were R$1,510,573 (Dec/10 – R$1,316,706). For more information on the obligations of supplement to pension and retirement, see Note 15.

(b)       Agreement for the use of reservoirs

In its operations, the Company uses the Guarapiranga and Billings reservoirs and part of some reservoirs of the Upper Alto, which are owned by the Water and Electric Energy Department (DAEE); should these reservoirs not be available for use to the Company, there could be the need to collect water in more distant places. The Company does not pay any fee for the use of these reservoirs but it is responsible for their maintenance and operating costs.

(c)        Agreements with reduced tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA).

The Company has contracts signed with public entities related to the State Government and to the municipalities operated, which are benefited with a 25% reduction to the tariff of water supply and sewage collection, when not in default. The contracts provide for the implementation of the program of rational use of water, which considers the reduction in the consumption of water.

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(d)       Guarantees

The State Government grants guarantees for some loans and financing of the Company and does not charge any fees with respect to such guarantees.

(e)        Contract of assignment of personnel among the entities connected to GESP

The Company has employees assigned to entities connected to the Government of the State of São Paulo, where the expenses are fully transferred and monetarily reimbursed.

On September 30, 2011, the expenditures with the employees assigned by Sabesp to other state entities amounted to R$3,076 (Sep/10 – R$1,396).

In the same period, the Company did not have expenditures with the employees from other entities at Sabesp’s disposal and in September, 2010 the amount totaled R$72.

(f)        Services contracted from entities connected to GESP.

On September 30, 2011 and December 31, 2010, SABESP had an outstanding amount payable of R$9,893 and R$11,395, respectively, referring to services provided by entities connected to the Government of the State of São Paulo. Among them, we highlight the services of electric energy supply by the Companhia Energetica of Sao Paulo – CESP, representing 96.9% of the amount of September 30, 2011.

(g)        Non-operating Assets

The Company had, on September 30,2011 the amount of R$25,371 (in December 31,2010 - R$25,371), respectively, mainly related to land granted in free lease to Associations, Assistance Entities, Non-Governmental Organizations and to the DAEE – Department of Water and Electric Energy, among others. The land granted to the DAEE amount to R$2,289.

(h)       Banco do Brasil

O Estado de Sao Paulo sold exclusive rights in the provision of banking services administration entities directly and indirectly in favor of Banco Nossa Caixa, on March 27, 2007, and in favor of Banco do Brazil, May 27, 2010. Through the lawsuit in question, SABESP pleads financial compensation for the sale of its exclusive rights, requiring a percentage of the values that the State of São Paulo received from each of the financial institutions.

On June 28, 2011 it was executed the Term of Settlement between the Company and the State of Sao Paulo, whereby the Company received the amount of R$63,366 upon reduction, as compensation of credit held by the State, corresponding to interests on shareholders’ equity in fiscal 2010.

(i)        Sabesprev

The Company sponsors the defined contribution plan managed by Fundação Sabesp de Seguridade Social - Sabesprev. The net actuarial obligation, recorded up to September 30, 2011, is R$526,318 (Dec/2010 - R$487,332).

Management is making efforts towards maintaining, in permanent basis, the timely payment by the State regarding the transactions between the parties.

(j)        Management Fees

The compensation policy to the executive committee is set according to the guidelines of the Government of the State of São Paulo, CODEC (Council of Defense of the Capitals of the State), and is based on performance, market competitiveness of other indicators related to the Company’s business and is subject to the approval by the shareholders at the General Shareholders’ Meeting.

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The executive compensation is limited to the State Governor’s compensation. The compensation of the Board of Directors corresponds to 30% of the compensation of the Officers, conditioned to a minimum attendance to one monthly meeting.

The objective of the compensation policy is to set up a model of private management, with the purpose to incentive the maintenance in its headcount and recruit professionals gifted of competence, experience and motivation, considering the effectiveness degree currently required by the Company.

In addition to the monthly compensation, the members of the Board of Directors and the Executive Committee receive:

Bonuses: for purposes of compensating the Board of Directors of the companies that the State is controlling shareholder, as an incentive policy, provided that the company effectively calculates quarterly, semi-annual and annual income and distribute mandatory dividends to the shareholders, even if under the form of interests on shareholders’  equity. Annual bonus cannot exceed six times the monthly compensation of the directors and officers, nor 10% of interests on shareholders’ equity paid by the company, whatever is lower.

Annual award: equivalent to one monthly fee, calculated on a prorated basis, in the month of December of each year.

The purpose of such award is to establish a similarity with the thirteenth salary of the labor regime of the Company’s employees, once the relationship of the directors and officers with the Company is governed by its Bylaws and not labor code.

Benefits paid only to the Statutory Officers – meal ticket, basic basket of food, medical assistance, annual paid rest of a 30-day remunerated leave and payment of an award equivalent to one third of the monthly fees.

The compensation paid by the Company to the members of the Board of Directors and Officers was R$838,964 and R$ 692,358 for the periods ended on September 30, 2011 and 2010, respectively, and refers to short term benefits to employees and managers. An additional amount of R$217 referring to the bonus program was accrued in the period from July through September, 2011 (R$166 in 2010).

9.         INDEMNIFICATIONS RECEIVABLE

Indemnifications receivable is a non-current asset representing amounts receivable from the municipalities of Diadema and Maua as indemnification for the unilateral removal of the concessions of the Company’s water and sewage services in 1995. In September 30, 2011 and December 31, 2010 this asset amounted to R$146,213 (nominal amounts).

In view of these concession contracts, the Company invested in the construction of water and sewage systems in those municipalities to meet its concession service commitments. For the unilateral termination of the concessions of Diadema and Maua, the municipalities took over the responsibility to provide water and sewage services in those areas. At that moment, the Company reclassified the fixed asset balances related to the assets used in those municipalities to non-current assets (Indemnifications receivable).

The residual amount of the items of fixed assets related to the municipality of Diadema, reclassified in December, 1996 was R$75,231 and the balance of indemnifications receivable from the municipality was R$60,295.

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The residual amount of items of fixed assets related to the municipality of Maua, reclassified in December, 1999 was R$103,763 and the balance receivable from the municipality was R$85,918.

The Company’s rights to the recovery of these amounts are being judicially discussed by the municipalities.

Sabesp started judicial lawsuits to collect amounts due by the municipalities. Regarding Diadema, it started the execution of the agreement entered with Diadema’s City Hall and Companhia de Saneamento de Diadema – Saned for the payment of the indemnification, the first level judge accepted the appeals of the City Hall and extinguished the execution. Sabesp filed appeal against this decision and, in December, 2005, it was granted partial acceptance to the appeal to declare the validity of the agreement and determine that the appeals to the execution were judged again in first level. In December, 2007, it was rendered the judicial decision approving the continuation of the execution against Saned and servicing this company to pay the full amount of the debt, in 15 days, under penalty of fine. It was approved the realization of the pledge of money in Saned’s bank accounts and financial investments (online pledge) up to 10% of the restated amount of the debt, being blocked and withdrawn R$2,919 in March 3, 2009. Later, the Court of Justice determined that the pledge should be made upon weekly deposits by Saned in the amount corresponding to 20% of all it receives in its accounts and financial investments. Saned filed special and extraordinary appeals against such decision. The extraordinary appeal was refused and the special appeal was suspended, causing the filing of interlocutory appeal to the Federal Supreme Court.

Regarding Diadema’s City Hall, it was rendered new sentence in the appeal against the execution, in October, 2009, recognizing the existence and maturity of the debt, and affirming that the execution against the Municipality should be made upon precatory notes (and not pledge). Sabesp and the City Hall appealed against this sentence. Sabest obtained favorable decision in September, 2011 from the Special Body of the Court of Justice, affirming being constitutional the municipal law that allowed blocking the transfers of ICMS.

On December 29, 2008, Saned and the municipality of Diadema entered into a Memorandum of Intent with the State of Sao Paulo and Sabesp with the purpose to prepare studies and carry on negotiations to instruct decisions of Diadema and Sabesp, aiming at the exclusive provision of services of water and sewage in the municipality of Diadema.

The parties agree that the search for a negotiated solution for the conflicts existing today between the companies is fundamental for the public service of water supply, collection and treatment of sewage to have their proper development in Diadema.

In January, 2009, the parties presented joint motion requiring the suspension of new pledges, for the period of three months, in order to try to make an agreement feasible. The suspension was approved by the Court of Public Treasury and successively renewed, the last renewal occurring in August, 2011, due to the negotiations of the agreement.

Regarding Maua, it was rendered a decision in first level determining that the Municipality pays the amount of R$153.2 million as compensation for the investments made in the municipality by Sabesp and for loss of profits. Maua’s City Hall appealed against this sentence. In August, 2008 the appeal was judged, having been fully sustained the conviction imposed in first level. Maua’s City Hall filed special and extraordinary appeals against the decision. Both appeals were not accepted by the Court of Justice, causing the filing of interlocutory appeals to the Superior Court of Justice and to the Federal Supreme Court. In declaratory appeals against the decision that decreed the refusal of the special appeal, the Superior Court of Justice partially accepted the appeal only for the purpose to reduce the winner’s legal fees. Afterwards, the Federal Supreme Court reaffirmed the refusal of the extraordinary appeal, in decision still subject to appeal.

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Based on the opinion of the legal advisory, Management continues to affirm that the Company has legal right to receive the amounts corresponding to the indemnification and keeps monitoring the situation of the legal proceedings.

10.       FIXED ASSETS

	HOLDING
	12/31/2010			09/30/2011
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	119,567	-	119,567	111,049	-	111,049
Structures	41,014	(28,983)	12,031	41,000	(30,715)	10,285
Equipment	162,270	(90,804)	71,466	158,078	(95,451)	62,627
Transportation equipment	20,025	(18,364)	1,661	20,488	(19,245)	1,243
Furniture and fixtures	26,831	(26,378)	453	27,610	(27,589)	21
Other	2,590	(1,384)	1,206	2,761	(1,619)	1,142
Total	372,297	(165,913)	206,384	360,986	(174,619)	186,367

	HOLDING
	December 31, 2010	Additions	Disposals and Writeoffs	Depreciation	September 30, 2011
Land	119,567	-	(8,518)	-	111,049
Structures	12,031	-	(3)	(1,743)	10,285
Equipment	71,466	6,657	(1,238)	(14,258)	62,627
Transportation equipment	1,661	467	(4)	(881)	1,243
Furniture and fixtures	453	876	(7)	(1,301)	21
Other	1,206	174	-	(238)	1,142
	206,384	8,174	(9,770)	(18,421)	186,367

	CONSOLIDATED
	12/31/2010			09/30/2011
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	119,567	-	119,567	111,049	-	111,049
Structures	41,014	(28,983)	12,031	41,000	(30,715)	10,285
Equipment	162,270	(90,804)	71,466	158,078	(95,451)	62,627
Transportation Equipment	20,025	(18,364)	1,661	20,488	(19,245)	1,243
Furniture and fixtures	26,831	(26,378)	453	27,610	(27,589)	21
Other	2,590	(1,384)	1,206	2,761	(1,619)	1,142
Work in process	43,222	-	43,222	129,054	-	129,054
Total	415,519	(165,913)	249,606	490,040	(174,619)	315,421

	CONSOLIDATED
	December 31, 2010	Additions	Disposals and Writeoffs	Depreciation	September 30, 2011
Land	119,567	-	(8,518)	-	111,049
Structures	12,031	-	(3)	(1,743)	10,285
Equipment	71,466	6,657	(1,238)	(14,258)	62,627
Transportation equipment	1,661	467	(4)	(881)	1,243
Furniture and fixtures	453	876	(7)	(1,301)	21
Other	1,206	174	-	(238)	1,142
Work in process	43,222	85,832	-	-	129,054
	249,606	94,006	(9,770)	(18,421)	315,421

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In the period ended on September 30, 2011 there were no relevant changes related to the financial statements as of December 31, 2010, note 12.

11.       INTANGIBLE

The balance and movement in intangible assets is as follows:

	HOLDING
	December 31, 2010			September 30, 2011
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net
Intangibles resulting from:
Concession contracts asset value (i)	13,974,819	(3,242,262)	10,732,557	13,276,747	(2,794,597)	10,482,150
Concession Contracts – economic value (ii)	706,423	(189,145)	517,278	727,621	(208,639)	518,982
Contract Program (iii)	900,686	(36,302)	864,384	725,507	(18,075)	707,432
Program Contracts – commitments (iv)	333,942	(22,666)	311,276	368,144	(31,953)	336,191
Service Contract – São Paulo	6,196,699	(99,837)	6,096,862	7,994,931	(460,178)	7,534,753
New Businesses (v)	12,129	(901)	11,228	21,257	(4,048)	17,209
Software License	49,458	(41,521)	7,937	51,277	(48,662)	2,615
Total	22,174,156	(3,632,634)	18,541,522	23,165,484	(3,566,152)	19,599,332

		HOLDING
	December 31, 2010	Reclassification cost	Accumulated amortization	Additions	Retirements	Amortization	September 30, 2011
Intangibles resulting from:
Concession contracts asset value (i)	10,732,557	(844,843)	41,154	760,218	(5,580)	(201,356)	10,482,150
Concession Contracts – economic value (ii)	517,278	19,890	-	1,308	-	(19,494)	518,982
Contract Program (iii)	864,384	(353,309)	18,227	180,335	(891)	(1,314)	707,432
Program Contracts – commitments (iv)	311,276	-	-	34,202	-	(9,287)	336,191
Service Contract – São Paulo	6,096,862	1,178,262	(59,381)	636,285	(4,922)	(312,353)	7,534,753
New Businesses (v)	11,228	-	-	9,128	-	(3,147)	17,209
Software License	7,937	-	-	1,819	-	(7,141)	2,615
Total	18,541,522	-	-	1,623,295	(11,393)	(554,092)	19,599,332

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	CONSOLIDATED
	December 31, 2010			September 30, 2011
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net
Intangibles resulting from:
Concession contracts asset value (i)	13,980,141	(3,242,270)	10,737,871	13,289,997	(2,794,605)	10,495,392
Concession Contracts – economic value (ii)	706,423	(189,145)	517,278	727,621	(208,639)	518,982
Contract Program (iii)	900,686	(36,302)	864,384	725,507	(18,075)	707,432
Program Contracts – commitments (iv)	333,942	(22,666)	311,276	368,144	(31,953)	336,191
Service Contract – São Paulo	6,196,699	(99,837)	6,096,862	7,994,931	(460,178)	7,534,753
New Businesses (v)	12,129	(901)	11,228	21,257	(4,048)	17,209
Software License	49,458	(41,521)	7,937	51,277	(48,662)	2,615
Total	22,179,478	(3,632,642)	18,546,836	23,178,734	(3,566,160)	19,612,574

	CONSOLIDATED
	December 31,2010	Reclassification cost	Accumulated amortization	Additions	Retirements	Amortization	September 30, 2011
Intangibles resulting from:
Concession contracts asset value (i)	10,737,871	(844,843)	41,154	768,146	(5,580)	(201,356)	10,495,392
Concession Contracts – economic value (ii)	517,278	19,890	-	1,308	-	(19,494)	518,982
Contract Program (iii)	864,384	(353,309)	18,227	180,335	(891)	(1,314)	707,432
Program Contracts – commitments (iv)	311,276	-	-	34,202	-	(9,287)	336,191
Service Contract – São Paulo	6,096,862	1,178,262	(59,381)	636,285	(4,922)	(312,353)	7,534,753
New Businesses (v)	11,228	-	-	9,128	-	(3,147)	17,209
Software License	7,937	-	-	1,819	-	(7,141)	2,615
Total	18,546,836	-	-	1,631,223	(11,393)	(554,092)	19,612,574

In the period from January to September, 2011, the increase occurred in the intangible is related to the Investments made in the municipalities operated by Sabesp.

(a)               Intangibles arising from concession contracts

The concession contracts provide that the assets will be reversed to the conceding power at the end of the contract.

On September 30, 2011, the Company operates in 363 municipalities in the State of São Paulo. In the most part of these municipalities, the operations are based a 30-year concession period.

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The service provided by the Company is billed at a price regulated and controlled by the Regulating Agency of Sanitation and Energy of the State of São Paulo (ARSESP).

Intangibles resulting from concession contracts include:

(i)        Concession contracts – equity amount

The contracts executed until 1998 provide that the assets will be reverted to the grantor at the end of the contract, for the residual value or market value in accordance with the terms of each one of them. The amortization is calculated using the straight line method, which considers the useful life of the assets.

(ii)       Concession agreements - economic value

In the period between 1999 and 2006, the negotiations for new concessions were conducted on the basis of the economic and financial results of the transaction, determined in a valuation report issued by independent experts.

The amount determined in the respective contract, after the transaction is closed with the municipal authorities, is recorded in this account and amortized over the period of the related concession line method or the useful life of assets, the shortest of the two. As of September 30, 2011 and December 31, 2010 there were no amounts pending related to these payments to the municipalities.

(iii)      Program Contracts – Investments performed

Refer to the renewals of the contracts previously denominated as full concession to operating concession, through the program contracts that have as objective the supply of municipal public services or sanitation sewage, where the Company has the possession and the management of the assets acquired or construction during the effectiveness of these contracts (30 years).

The amortization of the intangible assets is performed during the effectiveness of the concession contracts by the straight line method or by the useful life of the assets, whichever is lower.

(iv)      Program contracts - Commitments

After the enactment of the regulatory framework in 2007, the renewals of concessions started to be made through of program contracts. In some of these program contracts, the Company assumed the commitment to financially participate in social and environmental actions. The assets constructed and the financial commitments assumed within the program contracts are recorded as intangible assets and are amortized by the straight line method in accordance with the duration of the program contract (mostly, 30 years) or by the useful life of the assets, whichever is lower.

In September 30, 2011, the amortization expenses related to the commitments of the program contracts were R$9,287 (Dec/10 – R$10,275).

In September 30, 2011, the amounts still not disbursed referring to the commitments of the program contracts were recorded in Other Obligations in current liabilities in the amount of  R$70,496 and in non current liabilities, in the amount of R$84,971.

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(v)       New Business

It was executed contracts of provision of specialized technical services and the transfer of technology with the Companhia de Saneamento de Alagoas (CASAL) and with CONADES (PANAMA).

The Company recognizes revenue of R$847 resulting from the consortium with Latin Consult that was winner off the bidding process in Parana to work in the provision of consulting services in commercial and operational consulting of basic sanitation services. The Consortium will receive US$8.8 million for a 3-year contract, executed on September 27, 2010. The consortium belongs 70% to Latin Consult and 30% to Sabesp.

Other information related to the concession contracts may be obtained in the Annual Financial Statements of December 31, 2010, note 11.

(b)       Capitalized interests and financial charges

In the period from January to September, 2011, the Company capitalized interests and financial charges in the intangible assets of concession in the amount of R$229,305 (Dec/10 – R$228,900) during the period which assets were presented as work in progress.

12.       LOANS, FINANCINGS & DEBENTURES

Outstanding balance of loans and financings

	HOLDING
	Sep/11			Dec/10
	Current	Non-current	Total	Current	Non-current	Total	Guarantees	Final maturity	Annual interest rate	Monetary adjustment
Financial Institution:
Country
União Federal / Banco do Brasil	340,635	568,260	908,895	316,541	818,359	1,134,900	Gov.Est.S.Paulo and own resources	2014	8.50%	UPR
Debentures 8th Issuance	-	-	-	465,086	-	465,086		2011	10.75%	IGP-M
Debentures 9th Issuance	33,333	205,078	238,411	33,333	198,242	231,575		2015	CDI+2.75 and 12.87%	IPCA
Debentures 10th Issuance	-	283,828	283,828	-	279,497	279,497		2020	TJLP+1.92% (1st and 3rd series) and 9.53% (2nd series)	IPCA
Debentures 11th Issuance	202,500	1,005,062	1,207,562	-	1,205,451	1,205,451		2015	CDI+1.95% (1st series) and CDI+1.4% (2nd series)
Debentures 12th Issuance	--	499,639	499,639	-	499,715	499,715		2025	TR+9.5%
Debentures 13th Issuance	--	599,241	599,241	-	-	-		2012	CDI + 0.65%
Debentures 14th Issuance	-	278,477	278,477	-	-	-		2022	TJLP+1.92% (1st and 3rd série) and 9.19% (2nd série)	IPCA
Caixa Econômica Federal	104,313	818,010	922,323	91,031	783,426	874,457		2011/32	6.8% (weighted)	UPR
Promissory Notes	-	-	-	-	599,755	599,755	Own Resources	2011	CDI + 6.5%
FIDC - Sabesp I	-	-	-	13,889	-	13,889		2011	CDI + 0.70%
(National Bank for Economic and Social Development)- BNDES	41,930	9,834	51,764	43,403	40,518	83,921	Own Resources	2013	3% + TJLP LIMIT 6%
(National Bank for Economic and Social Development)- BNDES Baixada Santista	12,232	118,242	130,474	-	130,474	130,474	Own Resources	2019	2.5% + TJLP LIMIT 6%
(National Bank for Economic and Social Development)– BNDES PAC	3,757	67,557	71,314	1,649	44,352	46,001	Own Resources	2023	2.15% + TJLP LIMIT 6%
(National Bank for Economic and Social Development) – BNDES ONDA LIMPA	9,514	237,492	247,006	-	246,986	246,986	Own Resources	2025	1.92% + TJLP LIMIT 6%
Others	1,581	28,005	29,586	2,816	3,850	6,666	Own Resources	2011/2018/2025	12% / CDI / TJLP+ 6%	UPR
Interests and charges	75,284	-	75,284	141,991	-	141,991
Total Domestic	825,079	4,718,725	5,543,804	1,109,739	4,850,625	5,960,364

FOREIGN CURRENCY
Inter-American Development Bank – BID US$ 350,345 thd.	71,104	576,611	647,715	63,185	511,484	574,669	Federal Government	2016/2017/ 2025/2035	1.10% to 3.43%	Currency Basket Var. + US$
BIRD - US$ 7,740 thd.	-	13,925	13,925	-	5	5		2034	0.43%	US$
Euro Bonds – US$ 140,000 thd.	-	259,043	259,043	-	232,612	232,612		2016	7.5%	US$
Euro Bonds – US$ 350,000 thd.	-	641,327	641,327	-	576,107	576,107		2020	6.25%	US$
JBIC – Yens 20,743,740 thd.	27,738	471,565	499,303	11,810	425,168	436,978	Federal Government	2029	1.8% and 2.5%	Yens
JICA – Yens 18,650,880 thd,	24,940	423,610	448,550	-	-	-		2029	1,8% and 2,5%	Yens
JICA – Yens 27,709 thd,	-	645	645	-	-	-		2035	1.2% and 0.01%	Yens
BID 1983AB – US$ 226,058 thd,	44,399	371,953	416,352	39,893	373,575	413,468		2023	2.4% to 2.9%	US$
Interests and charges	35,844	-	35,844	15,089	-	15,089
Total International	204,025	2,758,679	2,962,704	129,977	2,118,951	2,248,928
TOTAL OF LOANS AND FINANCINGS	1,029,104	7,477,404	8,506,508	1,239,716	6,969,576	8,209,292

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	CONSOLIDATED
	Sep11			Dec/10
	Current	Non-current	Total	Current	Non-current	Total	Guarantees	Final maturity	Annual interest rate	Monetary adjustment
Financial Institution:
Country
União Federal / Banco do Brasil	340,635	568,260	908,895	316,541	818,359	1,134,900	Gov,Est,S,Paulo and own resources	2014	8.50%	UPR
Debentures 8th Issuance	-	-	-	465,086	-	465,086		2011	10.75%	IGP-M
Debentures 9th Issuance	33,333	205,078	238,411	33,333	198,242	231,575		2015	CDI+2.75% and 12.87%	IPCA
Debentures 10th Issuance	-	283,828	283,828	-	279,497	279,497		2020	TJLP+1.92% (1ª and 3ª séries) and 9.53% (2ª séries)	IPCA
Debentures 11th Issuance	202,500	1,005,062	1,207,562	-	1,205,451	1,205,451		2015	CDI + 1.95% (1ª séries) and CDI + 1.4% (2ª séries)
Debentures 12th Issuance	-	499,639	499,639	-	499,715	499,715		2025	TR + 9.5%
Debentures 13th Issuance	-	599,241	599,241	-	-	-		2012	CDI + 0.65%
Debentures 14th Issuance	-	278,477	278,477	-	-	-		2022	TJLP+1.92% (1st and 3rd série) and 9.19% (2nd serie)	IPCA
Caixa Econômica Federal	104,480	987,231	1,091,711	91,031	783,426	874,457		2011/32	6.8% (weighted)	UPR
Promissory Notes	-	-	-	-	599,755	599,755	own resources	2011	CDI + 6.5%
FIDC - Sabesp I	-	-	-	13,889	-	13,889	own resources	2011	CDI + 0.70%
(National Bank for Economic and Social Development)- BNDES	41,930	9,834	51,764	43,403	40,518	83,921	own resources	2013	3% + TJLP LIMIT 6%
(National Bank for Economic and Social Development)- BNDES Baixada Santista	12,232	118,242	130,474	-	130,474	130,474	own resources	2019	2.5% + TJLP LIMITE 6%
(National Bank for Economic and Social Development)- BNDES PAC	3,757	67,557	71,314	1,649	44,352	46,001	own resources	2023	2.15% + TJLP LIMIT 6%
(National Bank for Economic and Social Development)- BNDES ONDA LIMPA	9,514	237,492	247,006	-	246,986	246,986	own resources	2025	1.92% + TJLP LIMIT 6%
Mútuo Foz do Brasil	-	-	-	-	52,896	52,896
Santander	-	-	-	2,427	-	2,427
Others	1,584	28,006	29,590	2,816	3,850	6,666	own resources	2011/2018/2025	12% / CDI / TJLP+ 6%	UPR
Interests and charges	75,284	-	75,284	141,991	-	141,991
Total Domestic	825,249	4,887,947	5,713,196	1,112,166	4,903,521	6,015,687

FOREIGN CURRENCY
Inter-American Development Bank – BID US$ 350,345 thd	71,104	576,611	647,715	63,185	511,484	574,669	Federal Government	2016/2017/ 2025/2035	1.10% to 3.43%	Currency Basket Var. + US$
BIRD - US$ 7,740 thd	-	13,925	13,925	-	5	5		2034	0.43%	US$
Euro Bonds – US$ 140,000 thd.	-	259,043	259,043	-	232,612	232,612		2016	7.5%	US$
Euro Bonds – US$ 350,000 thd.	-	641,327	641,327	-	576,107	576,107		2020	6.25%	US$
JBIC – Yens 20,743,740 thd.	27,738	471,565	499,303	11,810	425,168	436,978	Federal Government	2029	1.8% and 2.5%	Yens
JICA – Yens 18,650,880 thd,	24,940	423,610	448,550	-	-	-		2029	1.8% and 2.5%	Yens
JICA – Yens 27,709 thd,	-	645	645	-	-	-		2035	1.2% and 0.01%	Yens
BID 1983AB – US$ 226,058 thd,	44,399	371,953	416,352	39,893	373,575	413,468		2023	2.4% to 2.9%	US$
Interests and charges	35,844	-	35,844	15,089	-	15,089
Total International	204,025	2,758,679	2,962,704	129,977	2,118,951	2,248,928
TOTAL OF LOANS AND FINANCINGS	1,029,274	7,646,626	8,675,900	1,242,143	7,022,472	8,264,615

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Parity rates as of September 30, 2011: US$ 1.8544; Yen 0.024070 (dec/10- US$ 1.6662; Yen 0.0205).

On September 30, 2011 the Company did not have short term balances of loans and financings.

The Company presented the following activity of loans and financings for the quarter ended on September 30, 2011. The other loans and financings are presented in note 13 do the Annual Financial Statements.

(i)        13th Issue of Debentures:

On January 11, 2011, the Company launched the 13th issue of Simple Debentures, non convertible, of Chirographic Type, in Sole Series, for Public Distribution with Restricted Underwriting Efforts, under the terms of CVM Instruction 476, which characteristics are the following:

 Date of Issue: 01/11/2011

 Series: Sole

 Total Amount (R$ Thd) R$ 600,000

 Quantity: 60

 Unit Amount (R$ Thd) R$ 10,000

 Payment of semi-annual remuneration

 Final Amortization: 08/29/2012

 Optional Redemption: partial or total at any time

Remuneration DI added by :

1th period: 01/11/2011 to 02/26/2011 = 0.65%

2th period: 02/26/2011 to 08/30/2011 = 0.75%

3th period: 08/30/2011 to 03/01/2012 = 0.85%

4th period: 03/01/2012 to 08/29/2012 = 1.25%

The proceeds resulting from the funding of the 13th issue of Debentures were intended to repay the 60 (sixty) Commercial Promissory Notes of the 5th issue of the Company, with maturity date scheduled for 02/26/2011. On January 11, 2011, occurred the final payment of the 5th Issue of the Promissory Notes.

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(ii)       JICA

On February 15, 2011, the Company executed with JICA (Japan International Cooperation Agency), the supplemental agreement of the Onda Limpa Program – 1st Phase, nr. BZ-P 18, in the amount of 19,169,000 (nineteen billion, one hundred and sixty-nine million Japanese Yens) equivalent to R$375,904 on March 31, 2011. The proceeds will be used for the execution of works and services in the Metropolitan Region of Santos Coastal Line. The maturity date is 18 years and the interest rate between 1.8% and 2.5% per year.

(iii)      BID

On March 17, 2011, occurred the 1st disbursement of the contract executed on September 3rd, 2010, nr. 2202/OC-BR. The proceeds will be used for the recovery of quality of water in the Rio Tiete basin in the Metropolitan Region of Sao Paulo. The amount of the contract is US$600,000, equivalent to R$977,220, with final maturity in September 2035. Being that in the 1st quarter 2011 occurred the first disbursement of US$1,829, corresponding to R$3,044.

(iv)      14th issue of Debentures

On February 15, 2011 the Company promoted the launch of 100 debentures, upon subscription exclusive by Banco Nacional de Desenvolvimento Economico e Social – BNDES. These debentures were distributed in three series, not convertible into stock by the nominal amount of R$2,753.70, totaling R$275,370. The financial settlement of the operation occurred on April 15, 2011 for all series.

The debentures were placed in the market as follows:

	Number	Restatement	Interests	Interest Pmt	Amortization	Maturity Date

1st Series	28	-	TJLP + 1.92% p.a.	Quarterly until Feb/2014 and monthly after that Annual	Monthly (after March, 2014)	February 2022
2nd Series	30	IPCA	9.19% p.a.		Annual (after March, 2015)	March 2022
3rd Series	42	-	TJLP + 1.92% p.a.	Quarterly until Feb/2014 and monthly after that	Monthly (after March, 2014)	February 2022

The resources resulting from this issue are intended to investments of the Company in n in systems of water supply and sewage collection in the projects: ETA Rio Grande, Northern Coastal Area, Vale do Paraiba and Mantiqueira, Basin of Piracicaba-Capivari-Jundiai and Loss Reduction Program.

(v)       8th issue of Debentures

On June 1st, 2011 occurred the final amortization of debentures of 8th issue.

(vi)      Aquapolo

The subsidiary issued the 1st issue of debentures with the following characteristics:

-         Issuance amount: R$326,732,000.00

-         Quantity: 326,732 debentures

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-         Single series

-         Unit nominal amount: R$1,000.00 each

-         Amortizations: it will be done in monthly and successive installments as of December 1st, 2013.

-         Total Term: until August 1st, 2029

-         Form and type: single, nominative, scriptural, non convertible into stock.

(vii)     Variance in the period from January to September, 2011

The increase in the balance was due mainly the high parity of the dollar.

(viii)    Payment Schedule of loans and financings

The total volume of debt to be paid until the end of 2011 is R$ 260,546, being R$ 57,605 the amount indexed to the U.S. dollar and R$ 202,941 the amount of interests and principal of loans denominated in Reais to mature.

	HOLDING
	2011	2012	2013	2014	2015	2016	2017 and thereafter	TOTAL
COUNTRY
Banco do Brasil	82,472	347,929	378,697	99,797	-	-	-	908,895
Caixa Econômica Federal	25,009	106,760	108,407	69,685	47,667	46,497	518,298	922,323
Debentures	33,333	835,719	584,518	392,829	430,271	115,710	714,778	3,107,158
BNDES (National Bank for Economic and Social Development)	10,687	36,884	4,193	-	-	-	-	51,764
BNDES (National Bank for Economic and Social Development)SANTISTA	-	16,309	16,309	16,309	16,309	16,309	48,929	130,474
BNDES (National Bank for Economic and Social Development)PAC	1,187	5,849	6,192	6,192	6,192	6,192	39,510	71,314
BNDES (National Bank for Economic and Social Development) ONDA LIMPA	-	14,250	19,000	19,000	19,000	19,000	156,756	247,006
Others	640	1,048	585	495	557	628	25,633	29,586
Interests and charges	49,613	25,671	-	-	-	-	-	75,284
In national currency	202,941	1,390,419	1,117,901	604,307	519,996	204,336	1,503,904	5,543,804

ABROAD
BID	26,022	71,104	71,104	71,104	71,104	71,104	266,173	647,715
BIRD	-	-	-	-	-	-	13,925	13,925
Eurobonds	-	-	-	-	-	259,043	641,327	900,370
JBIC	-	52,658	52,658	52,658	52,658	52,658	685,208	948,498
BID 1983AB	-	44,099	44,099	44,099	44,099	44,099	195,857	416,352
Interest and charges	31,583	4,261	-	-	-	-	-	35,844
Foreign Currency	57,605	172,122	167,861	167,861	167,861	426,904	1,802,490	2,962,704
Grand Total	260,546	1,562,541	1,285,762	772,168	687,857	631,240	3,306,394	8,506,508

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	CONSOLIDATED
	2011	2012	2013	2014	2015	2016	2017 and thereafter	TOTAL
COUNTRY
Banco do Brasil	82,472	347,929	378,697	99,797	-	-	-	908,895
Caixa Econômica Federal	25,009	106,927	118,305	79,583	57,565	56,395	647,927	1,091,711
Debentures	33,333	835,719	584,518	392,829	430,271	115,710	714,778	3,107,158
BNDES (National Bank for Economic and Social Development)	10,687	36,884	4,193	-	-	-	-	51,764
BNDES (National Bank for Economic and Social Development)SANTISTA	-	16,309	16,309	16,309	16,309	16,309	48,929	130,474
BNDES (National Bank for Economic and Social Development)PAC	1,187	5,849	6,192	6,192	6,192	6,192	39,510	71,314
BNDES (National Bank for Economic and Social Development) ONDA LIMPA	-	14,250	19,000	19,000	19,000	19,000	156,756	247,006
Others	643	1,048	585	495	557	628	25,634	29,590
Interests and charges	49,613	25,671	-	-	-	-	-	75,284
In national currency	202,944	1,390,586	1,127,799	614,205	529,894	214,234	1,633,534	5,713,196

ABROAD
BID	26,022	71,104	71,104	71,104	71,104	71,104	266,173	647,715
BIRD	-	-	-	-	-	-	13,925	13,925
Eurobonds	-	-	-	-	-	259,043	641,327	900,370
JBIC	-	52,658	52,658	52,658	52,658	52,658	685,208	948,498
BID 1983AB	-	44,099	44,099	44,099	44,099	44,099	195,857	416,352
Interest and charges	31,583	4,261	-	-	-	-	-	35,844
Foreign Currency	57,605	172,122	167,861	167,861	167,861	426,904	1,802,490	2,962,704
Grand Total	260,549	1,562,708	1,295,660	782,066	697,755	641,138	3,436,024	8,675,900

(ix)      Financial Commitments – “Covenants”

Some contracts of loans and financings have clauses related to the meeting of certain financial ratios that are calculated quarterly.

Debentures  9th , 11th  e 12th  Issue:

a)      Adjusted current liquidity (current assets divided by current liabilities, excluding from current liabilities the portion recorded as current liabilities of non-current debts contracted by the Company) higher than 1.0; and

b)     Ebitda/Financial expenses equal to, or higher than, 1.5.

Failure to meet the clauses of the covenants shall lead to the early maturity of the contract. The lack of fulfillment of these obligations shall only be characterized when verified in its quarterly financial information, for at least two consecutive quarters, or even for two non consecutive quarters within a twelve-month period.

Upon the lack of observance to the covenants, the fiduciary agent shall convene, within 48 hours from the date it becomes aware of the occurrence, of a general debenture holders´ meeting in order to deliberate on the declaration of early maturity of the debentures.

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Debentures 10th and 14th Issue:

a)      EBITDA/ROL: equal to, or higher than,  38%;

b)     EBITDA/Financial expenses: equal to, or higher than, 2.35%; and

c)      Net Banking Debt/Ebitda: equal to, or higher than, 3.65%.

Caixa Econômica Federal – Pro-Sanitation Program:

By means of the Performance Improvement Agreement, targets are set for financial and operating indicators (loss of invoicing, revenues evasion, cash availability and reduction of days of account receivable) that, based on the last two years, are projected annually for the upcoming five years.

Non fulfillment of 5 out 8 clauses of covenants shall trigger the early maturity of the contract.

Debentures 13th  Issue:

a)      The ratio obtained by the division of the Total Debt by the EBITDA shall be lower than or equal to 3.65; and

b)      The ratio obtained by the division of the EBITDA by the Financial Expenses shall be equal to, or higher than, 1.5.

BNDES:

a)      Adjusted current liquidity: higher than 1.0;

b)     Ebitda / Net Operating Revenue: higher than or equal to 38%;

c)      Total connections (water and sewage) /headcount: higher than or equal to 520;

d)     Ebitda /Debt service: higher than or equal to 1.5; e

e)      Net Worth/Total Liabilities: higher than or equal to 0.8.

Non fulfillment of the clauses of covenants shall trigger the early maturity of the contract.

Eurobonds:

Limit the contracting of new debts in such a way that:

a)      The total adjusted debt to Ebitda shall not be higher than 3.65; and

b)     The Company’s interest coverage ratio, determined at the date of incursion of this debt, is not lower than 2.35.

Non fulfillment of the clauses of covenants shall trigger the early maturity of the contract.

Banco Interamericano de Desenvolvimento (BID):

The contracts 713, 896, 1.212 and 2.202 - The tariffs may:

a)      Produce revenue enough to cover the expenses with system exploration, including those related to the management, operation, maintenance and depreciation;

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b)     Provide a profitability on fixed assets higher than 7%; and

c)      During the execution of the Project, the balances of the loans contracted for short term shall be higher than 8.5% to net worth.

Non fulfillment of the clauses of covenants shall trigger the early maturity of the contract.

On September 30, 2011, the Company met the requirements included in its loan and financing contracts.

The Company has obtained from BNDES, exceptionally, the suspension for 13 months, as of December 9, 2010, of the requirement to fulfill the special obligations set forth by the contracts.

13.       TAXES AND CONTRIBUTIONS

a)         Current assets

The item taxes recoverable of current assets is comprised by amounts of negative balance of income tax and social contribution and amounts related to income tax withheld on financial investments. The balance on September 30, 2011 was R$70,052 (R$108,675 on December 31, 2010), the reduction of  R$38,623 in the balance occurred as a result of the offset of amounts related to negative balance of income tax and social contribution of the year 2010 with amounts payable of the same taxes of year 2011. Such drop was partially offset by the verification of higher payment in the estimates of payment in the fiscal year 2011, resulting from the reduction in the amounts calculated of income tax and social contribution, in the period from January to September, 2011 due to the drop to current’s year accumulated profit.

b)         Liabilities

	HOLDING
	Current		Non current
	Sep/11	Dec/10	Sep/11	Dec/10
Cofins and pasep	49,791	48,149	-	-
Paes	36,378	35,364	27,286	53,045
INSS	24,318	24,112	-	-
Others	18,565	50,143	-	-
Total	129,052	157,768	27,286	53,045

	CONSOLIDATED
	Current		Non-current
	Sep//11	Dec/10	Sep/11	Dec/10
Income tax and social contribution	72	-	-	-
Cofins and pasep	49,805	48,149	-	-
Paes	36,378	35,364	27,286	53,045
INSS	24,320	24,112	-	-
Others	20,393	50,425	-	-
Total	130,968	158,050	27,286	53,045

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The reduction in the current liabilities of  R$27,082 occurred mainly as a result of the reduction in the balance of item “Others”, referring to income tax withheld, in the amount of R$33,032, calculated on interests on shareholders’ equity declared in December, 2010, being that the payment of the referred tax was made in January, 2011..

The reduction of R$25,759 in non current liabilities occurred as a result of the payment flow and adequacy of the short term and long term balance of the Special Program (Paes) of the holding, according to the information below.

The company applied for the Special Installment Payment Request (Paes) on July 15, 2003, pursuant Law nr. 10684 of May 30, 2003, including in this application the debts related to the Cofins and to the Pasep involved in judicial lawsuit against the application of Law nr. 9718/98 and consolidated the remaining balance of the Tax Recovery Program (Refis). The total amount included in the Paes was R$316,953, as follows:

Tax	Principal	Penalty	Interests	Total
COFINS	132,499	13,250	50,994	196,743
PASEP	5,001	509	2,061	7,571
REFIS	112,639	-	-	112,639
Total	250,139	13,759	53,055	316,953

The debt is being paid in 120 months. The amounts paid in the january to september, 2011 and in the year 2010 were R$26,943 R$34,744, respectively. Financial expenses were recorded in the amount of R$648 in the 3rd quarter of 2011 (R$986 in the 3rd quarter, 2010) and R$2,197 of january to september of 2011 (R$3,211 january to september 2010). The outstanding debt on September 30, 2011 was R$63,663. The assets granted in guarantee to the previous Refis Program, in the amount of R$249,034 continue to guarantee the amounts of the Paes Program.

14.       DEFERRED TAXES AND CONTRIBUTIONS

(a)        Balances

	HOLDING		CONSOLIDATED
	Sep/11	Dec/10	Sep/11	Dec/10
Deferred income tax asset
Provision for contingencies	561,663	539,394	561,663	539,394
Social security obligations –G1	175,808	162,552	175,808	162,552
Social security obligations –G0	85,271	85,271	85,271	85,271
Donation of assets related to the concession contracts	38,213	38,213	38,213	38,213
Others	196,121	177,816	199,332	179,356
Total deferred tax asset	1,057,075	1,003,246	1,060,286	1,004,786

Deferred income tax liability
Temporary difference on concession of intangible asset	(692,210)	(711,283)	(692,210)	(711,283)
Capitalization of loan costs	(101,507)	(102,339)	(101,507)	(102,339)
Income– public entities	(77,294)	(72,968)	(77,293)	(72,968)
Others	(52,108)	(38,743)	(55,625)	(39,756)
Total deferred tax liability	(923,119)	(925,333)	(926,635)	(926,346)

Deferred Tax asset (liability) in the balance sheet	133,956	77,913	133,651	78,440

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The increase in the net balance of consolidated deferred tax asset, in the amount of R$55,211, occurred as a result of the calculation of tax on higher provision for losses related to the sale of water by wholesale (note 7(c)), from provisions for contingent losses (note 16) and from social security obligations G1 (note 15(i)).

(b)       Conciliation of the effective tax rate

The amounts recorded as income and social contribution tax expenses in the interim financial statements are reconciled to the statutory rates provided for in law, as shown below:

	HOLDING
	3rd Q/11	Jan-Set /11	3rd Q/10	Jan-Set /10

Income before taxes on income	122,677	1,194,401	702,920	1,665,766
Statutory rate	34%	34%	34%	34%
Tax expense at statutory rate	(41,710)	(406,096)	(238,993)	(566,360)
Permanent differences
Provision Act 4819/58 (i)	(13,055)	(80,331)	(16,051)	(41,957)
Earnings in cash	-	23,379	-	-
Other differences	52	(948)	(10,858)	(1,937)
Income tax and social contribution	(54,713)	(463,996)	(265,902)	(610,254)
Current income tax and social contribution	(112,974)	(519,992)	(199,816)	(634,842)
Deferred income tax and social contribution	58,261	55,996	(66,086)	24,588
Effective tax rate	45%	39%	38%	37%

	CONSOLIDATED
	3rd Q/11	Jan-Set /11	3rd Q/10	Jan-Set /10

Income before taxes on income	123,619	1,195,441	702,920	1,665,766
Statutory rate	34%	34%	34%	34%
Tax expense at statutory rate	(44,030)	(406,450)	(238,993)	(566,360)
Permanent differences
Provision Act 4819/58 (i)	(13,055)	(80,331)	(16,051)	(41,957)
Earnings in cash	-	23,379	-	-
Other differences	(570)	(1,634)	(10,858)	(1,937)
Income tax and social contribution	(55,655)	(465,036)	(265,902)	(610,254)
Current income tax and social contribution	(113,182)	(520,200)	(199,816)	(634,842)
Deferred income tax and social contribution	57,527	55,164	(66,086)	24,588
Effective tax rate	45%	39%	38%	37%

(i)        Permanent difference related to the provision referring to the actuarial obligation (note 8 (vii)).

Transitional Tax Regime – RTT

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For the purposes of calculation of income tax and social contribution on net income of the years of 2009 and 2008, the Company and its subsidiaries adopted the RTT, which allows the legal entity to eliminate the accounting effects of the Law 11.638/07 and Provisional Measure 449/08, converted into Law 11.941/09, by the registers in the fiscal books - LALUR and auxiliary controls, without any change in the accounting books.

In 2011, the Company also adopted the same tax practices adopted in 2008, 2009 and 2010, since the RTT shall be in force until the enacting of the Law that rules the tax effects of the new accounting standards, seeking the tax neutrality.

15.       BENEFITS TO EMPLOYEES

(a)        Assistance Plan

Managed by Fundação SABESP de Seguridade Social – Sabesprev, it is constituted by optional health plan, of free choice, kept by contributions from the sponsor and the participants, which were the following in the period:

From the Company: 8.1%, on average, on the payroll;

From the participants: 3.21%, on base salary and bonus, which corresponds to the average of 1.4% on the payroll.

(b)       The amounts recorded in the balance are the following:

Funded Plan – G1
Social security obligations in December, 2010	487,332
Expenses recorded in 2011	38,986
Social security obligations in September 2011	526,318

Unfunded Plan – G0
Social security obligations in December, 2010	1,316,706
Actuarial losses calculated in December 31, 2010 (ii)	157,527
Expenses recorded in 2011	36,340
Social security obligations in September, 2011	1,510,573
Total	2,036,891

(i)        Plan G1

Managed by Fundação SABESP de Seguridade Social – Sabesprev, the defined benefit plan (“Plano G1”) receives monthly contributions as follows: 1.2% from the Company and 1.4% from the participants.

In September 30, 2011, the Company had a net actuarial obligation of R$526,318 (Dec/10 – R$487,332) that represents the difference between the present value of the Company´s obligations related to the participants that are employees, retirees and pensioners and the fair value of the related assets, and unrecognized actuarial gains.

With the purpose to settle the debt referring to the Defined Benefit Plan (BD) G1, as of July, 2010, Sabesp and SABESPREV have structured a process through which the participants could elect to change from the Defined Benefit Plan to Defined Contribution Plan, the SABESPREV Mais.

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The period for migrating the plan, from July to November, 2010, was suspended through preliminary injunction granted by the Court of Justice of the State of Sao Paulo on October 20, 2010, until the allegations from the parties involved are analyzed.

(ii)       Plan G0

The Company makes payments, due to judicial order, of benefits for retirement and pension supplement to its former employees and retirees provided by State Law nr. 4819/58. These amounts are recorded as accounts receivable from shareholders, limited to the amounts recognized as due by the State Government.

On September 30, 2011 the Company had an obligation to the Plan G0 of R$1,510,573 (Dec/10 – R$1,316,706). In the period from January to September, 2011 it was further recorded the amount of R$157,527 referring to amortization of actuarial gains and losses, corresponding to the portion that exceeded 10% of the present value of the actuarial obligation (corridor) of the calculation of December, 2010.

(c)        Profit Sharing

Based on the negotiations held between the Company and the entities that represent the functional class, it was implemented the Profit Sharing Plan, considering the period from January to December, 2011, with the distribution of the amount corresponding to one payroll, upon the setting of targets. In the 3rd quarter, 2011 it was accrued the amount of R$14,005 (3rd quarter of 2010 – R$11,778).

16.       PROVISIONS FOR CONTINGENCIES

Management, based on a joint analysis with its legal counsel, made a provision whose amount was considered sufficient to cover probable losses on lawsuits. The amounts related to lawsuits in the sentence execution stage, recorded in current liabilities, under the caption “Provisions”, of R$726,941 (Dec/2010 - R$766,603), and the amounts recorded in non-current liabilities, under the caption “Provisions”, of R$809,090 (Dec/2010 - R$693,227). The amount paid in the January to September of 2011 was R$ 148,317.

	HOLDING AND CONSOLIDATED
	Dec/10	Additions	Deductions	Interest, adjustments Monetary and reversals	Set/11
Customers (i)	770,205	109,474	(127,367)	(11,391)	740,921
Suppliers (ii)	372,889	6,047	(169)	20,393	399,160
Other civil lawsuits (iii)	175,932	20,416	(22,370)	5,148	179,126
Tax (iv)	58,658	5,902	(887)	9,826	73,499
Labor (v)	137,232	33,743	(28,112)	12,843	155,706
Environmental (vi)	65,095	62,464	(25,341)	1,318	103,536
Subtotal	1,580,011	238,046	(204,246)	38,137	1,651,948
Judicial deposits	(120,181)	(11,021)	18,703	(3,418)	(115,917)
Total	1,459,830	227,025	(185,543)	34,719	1,536,031

The main variations in the period additions related to new processes with customers and the change in expectation of loss related to labor and, in the case of low due to the revised estimate and agreement occurred in the environmental sphere.

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(i)        Customers - Approximately 1,480 lawsuits were filed by commercial customers, which claim that their tariffs should be equal to the tariffs of another consumer category, and therefore claim the refund of the amounts collected by Sabesp. The Company was granted both favorable and unfavorable final decisions at several courts, and recognized provisions when the likelihood of loss is considered probable.

(ii)       Suppliers - Suppliers’ claims include lawsuits filed by some building companies alleging an underpayment of monetary adjustments, withholding of amounts related to the understatement of official inflation rates after the Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the likelihood of loss is considered probable.

(iii)      Other civil lawsuits - refer mainly to indemnity claims for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels, duly accrued when classified as probable losses.

(iv)      Tax lawsuits - the provision for tax contingencies refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company’s legal counsel, duly accrued when classified as probable losses.

(v)       Labor lawsuits - the Company is a party to labor lawsuits, involving issues such as overtime, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, and other. Part of the amount involved is in provisional or final execution at various court levels, and thus is classified as a probable loss and accordingly a provision was recognized.

(vi)      Environmental lawsuits - refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental - Cetesb and the São Paulo State Public Prosecution Office for the imposition of fines for environmental damages allegedly caused by the Company. The amounts recognized in provision do not always represent the final amount to be disbursed as indemnity of alleged damages, in view of the current stage in which such lawsuits are and Management’s impossibility to reasonably estimate the amounts of future disbursements.

Lawsuits with possible likelihood of loss

The Company is a party to lawsuits and administrative proceedings related to environmental, tax, civil and labor lawsuits, which are considered by its legal counsel as possible losses, and are not recorded in the books. The amount attributed to these lawsuits and proceedings is approximately R$2,526,500 as of September 30, 2011 (Dec/2010 - R$2,297,900).

The other information is presented in annual financial statements of December 31, 2010, Note 16.

17.       REVENUE

(a)        Gross Sales of Goods and Services

	HOLDING
	3rd qtr/11	Jan-Sep/11	3rd qtr/10	Jan-Sep/10
Metropolitan Region of São Paulo	1,526,822	4,452,945	1,417,044	4,172,490
Regional systems(i)	541,260	1,590,372	512,259	1,465,860
Total (ii)	2,068,082	6,043,317	1,929,303	5,638,350

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	CONSOLIDATED
	3rd qtr/11	Jan-Sep/11	3rd qtr/10	Jan-Sep/10
Metropolitan Region of São Paulo	1,526,822	4,452,945	1,417,044	4,172,490
Regional systems(i)	542,807	1,594,738	512,259	1,465,860
Total (ii)	2,069,629	6,047,683	1,929,303	5,638,350

(i)        Comprises the municipalities operated in the Interior of the State of São Paulo.

(ii)       The gross operating revenue from sales and services presented an increase of 7.2% in the January to September of 2011 when compared to the January to September of 2010, due mainly to the tariff increase of 4.05% occurred in September, 2010 and increase in volume of 3.2%.

(b)       Reconciliation of gross revenue to net

	HOLDING
	3rd qtr/11	Jan-Sep/11	3rd qtr/10	Jan-Sep/10
Gross revenues from sales and/or services	2,068,082	6,043,317	1,929,303	5,638,350
Revenues from Construction	672,330	1,621,042	564,853	1,559,708
Sales taxes	(149,150)	(438,691)	(140,902)	(409,172)
Net revenue	2,591,262	7,225,668	2,353,254	6,788,886

	CONSOLIDATED
	3rd qtr/11	Jan-Sep/11	3rd qtr/10	Jan-Sep/10
Gross revenues from sales and/or services	2,069,629	6,047,683	1,929,303	5,638,350
Revenues from Construction	672,361	1,621,183	564,853	1,559,708
Sales taxes	(149,191)	(438,811)	(140,902)	(409,172)
Net recenue	2,592,799	7,230,055	2,353,254	6,788,886

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18.          OPERATING COSTS AND EXPENSES

	HOLDING
Description	3rd qtr/11	Jan-Sep/11	3rd qtr/10	Jan-Sep/10
Cost of sales and services provided:
Wages and taxes	294,815	845,892	247,824	733,073
Pension obligations (i)	11,885	35,330	7,835	17,294
Construction costs	656,029	1,581,757	551,599	1,523,861
General supplies	39,288	105,469	33,777	94,400
Treatment supplies	37,258	118,823	31,581	98,720
Party services	195,299	497,985	136,855	438,946
Electricity	143,447	435,264	131,834	390,779
General expenses	95,178	269,927	87,068	109,433
Depreciation and amortization	161,314	549,557	133,628	411,939
	1,634,513	4,440,004	1,362,001	3,818,445
Selling expenses
Wages and taxes	50,110	148,359	45,528	137,326
Pension obligations (i)	1,886	5,806	1,399	3,509
General supplies	2,028	5,679	1,622	4,611
Party services	24,232	133,521	55,509	167,235
Electricity	136	471	184	586
General expenses	19,050	56,889	21,235	52,428
Depreciation and amortization	1,555	5,703	1,322	3,789
Allowance for doubtful accounts, net of recoveries (note7(c))	17,222	93,329	41,397	129,663
	116,219	449,757	168,196	499,147
Administrative expenses:
Wages and taxes	40,762	116,022	31,213	104,113
Pension obligations (i)	27,587	244,267	50,419	142,115
General supplies	1,168	3,067	942	3,957
Party services	25,595	77,673	28,868	104,991
Electricity	345	819	243	916
General expenses	79,967	151,808	57,822	113,032
Depreciation and amortization	5,322	17,254	6,209	17,189
Tax expenditure	11,571	49,108	11,711	50,530
	192,317	660,018	187,427	536,843
Costs, and selling and administrative expenses:
Wages and taxes	385,687	1,110,273	324,565	974,512
Pension obligations (i)	41,358	285,403	59,653	162,918
Construction costs	656,029	1,581,757	551,599	1,523,861
General supplies	42,484	114,215	36,341	102,968
Treatment supplies	37,258	118,823	31,581	98,720
Party services	245,126	709,179	221,232	711,172
Electricity	143,928	436,554	132,261	392,281
General expenses (ii)	194,195	478,624	166,125	274,893
Depreciation and amortization (iii)	168,191	572,514	141,159	432,917
Tax expenditure	11,571	49,108	11,711	50,530
Allowance for doubtful accounts, net of recoveries (note7(c))	17,222	93,329	41,397	129,663
	1,943,049	5,549,779	1,717,624	4,854,435

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	CONSOLIDATED
Description	3rd qtr/11	Jan-Sep/11	3rd qtr/10	Jan-Sep/10
Cost of sales and services provided:
Wages and taxes	294,970	846,338	247,824	733,073
Pension obligations (i)	11,885	35,330	7,835	17,294
Construction costs	656,241	1,582,560	551,599	1,523,861
General supplies	39,318	105,586	33,777	94,400
Treatment supplies	37,289	118,910	31,581	98,720
Party services	195,546	498,567	136,855	438,946
Electricity	143,709	436,019	131,834	390,779
General expenses	95,392	270,360	87,068	109,433
Depreciation and amortization	161,331	549,581	133,628	411,939
	1,635,681	4,443,251	1,362,001	3,818,445
Selling expenses
Wages and taxes	50,110	148,444	45,528	137,326
Pension obligations (i)	1,886	5,806	1,399	3,509
General supplies	2,028	5,679	1,622	4,611
Party services	24,231	133,535	55,509	167,235
Electricity	136	471	184	586
General expenses	19,053	56,895	21,235	52,428
Depreciation and amortization	1,555	5,703	1,322	3,789
Allowance for doubtful accounts, net of recoveries (note7(c))	17,308	93,416	41,397	129,663
	116,307	449,949	168,196	499,147
Administrative expenses:
Wages and taxes	41,393	117,948	31,286	104,371
Pension obligations (i)	27,587	244,267	50,419	142,115
General supplies	1,203	3,164	944	3,963
Party services	26,111	79,114	28,896	105,057
Electricity	346	823	243	916
General expenses	80,104	152,260	57,835	113,079
Depreciation and amortization	5,331	17,272	6,210	17,191
Tax expenditure	11,603	49,240	11,729	50,548
	193,678	664,088	187,562	537,240
Costs, and selling and administrative expenses:
Wages and taxes	386,473	1,112,730	324,638	974,770
Pension obligations (i)	41,358	285,403	59,653	162,918
Construction costs	656,241	1,582,560	551,599	1,523,861
General supplies	42,549	114,429	36,343	102,974
Treatment supplies	37,289	118,910	31,581	98,720
Party services	245,888	711,216	221,260	711,238
Electricity	144,191	437,313	132,261	392,281
General expenses (ii)	194,549	479,515	166,138	274,940
Depreciation and amortization (iii)	168,217	572,556	141,160	432,919
Tax expenditure	11,603	49,240	11,729	50,548
Allowance for doubtful accounts, net of recoveries (note7(c))	17,308	93,416	41,397	129,663
	1,945,666	5,557,288	1,717,759	4,854,832

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(i)        Increase occurred in social security obligations due to the increase in the actuarial liability related to the benefits of supplement to retirement and pension granted by State Law nr. 4819/58 (Plan G0) in the amount of R$157,527 with impact in January 1st, 2011.

(ii) Increase in general expenses in the group “cost of sales and services provided” was caused by the participation of 7.5% of the gross revenue, of the municipality of Sao Paulo, as provided in the contract with the municipality.

(iii) Increase resulting from the amortization calculated by the useful life of the asset of duration of the contract, whichever is lower.

19.       OPERATING INCOME AND EXPENSES

	HOLDING
Description	3rd qtr/11	Jan-Sep/11	3rd qtr/10	Jan-Sep/10
Cost of sales and services provided:
Interest and charges on loans and financing - local currency	(77,800)	(273,729)	(100,823)	(283,719)
Interest and charges on loans and financing - foreign currency	(23,155)	(60,303)	(11,675)	(39,156)
Other financial expenses	(34,198)	(71,452)	(66,479)	(135,316)
Income tax on shipping abroad	(2,316)	(6,828)	(654)	(2,294)
Monetary variation on loans and financing	(7,862)	(42,689)	(15,438)	(64,275)
Other Monetary variation	(18,909)	(24,065)	(27,850)	(41,753)
Financial Provisions for contingencies	6,033	(38,137)	126,397	14,071
Total financial expenses	(158,207)	(517,203)	(96,522)	(552,442)

Financial income:
Monetary variation gains	17,386	64,784	20,090	90,954
Income from financial investments	70,767	212,289	43,527	89,748
Interest and others	25,355	61,957	17,171	59,268
Total financial income	113,508	339,030	80,788	239,970

Financial net before the exchange rate changes	(44,699)	(178,173)	(15,734)	(312,472)
Exchange rate changes, net:
Exchange variation on loans and financing (i)	(466,324)	(322,976)	78,644	36,021
Other Exchange rate changes	(61)	(69)	(18)	(178)
Active Exchange variation	386	(14,564)	25	154
	(465,999)	(337,609)	78,651	35,997

Net financial	(510,698)	(515,782)	62,917	(276,475)

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	CONSOLIDATED
Description	3rd qtr/11	Jan-Sep/11	3rd qtr/10	Jan-Sep/10
Cost of sales and services provided:
Interest and charges on loans and financing - local currency	(77,991)	(274,159)	(100,823)	(283,719)
Interest and charges on loans and financing - foreign currency	(23,155)	(60,303)	(11,675)	(39,156)
Other financial expenses	(34,273)	(71,548)	(66,479)	(135,316)
Income tax on shipping abroad	(2,316)	(6,828)	(654)	(2,294)
Monetary variation on loans and financing	(7,862)	(42,689)	(15,438)	(64,275)
Other Monetary variation	(18,909)	(24,065)	(27,850)	(41,753)
Financial Provisions for contingencies	6,033	(38,137)	126,397	14,071
Total financial expenses	(158,473)	(517,729)	(96,522)	(552,442)

Financial income:
Monetary variation gains	17,386	64,794	20,090	90,954
Income from financial investments	70,859	212,438	43,548	89,807
Interest and others	25,356	61,980	17,171	59,268
Total financial income	113,601	339,212	80,809	240,029

Financial net before the exchange rate changes	(44,872)	(178,517)	(15,713)	(312,413)
Exchange rate changes, net:
Exchange variation on loans and financing (i)	(466,324)	(322,977)	78,644	36,021
Other Exchange rate changes	(61)	(69)	(18)	(178)
Active Exchange variation	386	(14,561)	25	154
	(465,999)	(337,607)	78,651	35,997

Net financial	(510,871)	(516,124)	62,938	(276,416)

(i) Increase in foreign exchange variance on external loans and financings generating positive impact as a result of the appreciation of the US dollar in 2011 against a depreciation in 2010

20.       OTHER OPERATING INCOME (EXPENSES), NET

The break-down of “other operating income (expenses), net” is the following:

	HOLDING
	3rd qtr/11	Jan-Sep/11	3rd qtr/10	Jan-Sep/10
Other operating income (i)	(2,434)	63,889	11,016	30,369
Cofins e pasep	303	(5,831)	(1,607)	(3,866)
Other operating income net	(2,131)	58,058	9,409	26,503
Other operating expenses	(10,540)	(19,346)	(4,922)	(18,375)
Other operating income (expenses), net	(12,671)	38,712	4,487	8,128

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	CONSOLIDATED
	3rd qtr/11	Jan-Sep/11	3rd qtr/10	Jan-Sep/10
Other operating income (i)	(2,406)	63,975	11,016	30,369
Cofins e pasep	303	(5,831)	(1,607)	(3,866)
Other operating income net	(2,103)	58,144	9,409	26,503
Other operating expenses	(10,540)	(19,346)	(4,922)	(18,375)
Other operating income (expenses), net	(12,643)	38,798	4,487	8,128

Other operating income are comprised by sale of fixed assets, sales of public notices, as well as indemnifications and reimbursement of expenses, lease of real estate, water for reuse, Pura and Aqua log’s projects and services.

Other operating expenses are substantially comprised by write-off of fixed assets due to obsolescence, discontinued works, non productive wells, economic unviable projects and loss of fixed assets.

(i)        Other operating revenue presented an increase mainly due to the adherence to the contract  for Alienation of Exclusivity Right of deposits of payments of the employees of Sabesp with Nossa Caixa and Banco do Brasil.

21.       BUSINESS SEGMENT INFORMATION

The Company's management has defined operating segments based  on  account balances in  Brazilian GAAP, used  for making strategic decisions.

The Company's management considers the deal  as  providing  water and sewer service. No  operating segment was  added.

Information by  business segment for  the period ended September 30, 2011 are as follows:

	CONSOLIDATED
	January to September of 2011

	Water	Sewer	Reconciliation to Financial Statements	Balance according to the Financial Statements

Gross revenue from sales and services – from external customers	3,348,872	2,698,811	1,621,183	7,668,866

Deductions	(242,967)	(195,844)	-	(438,811)

Net sales and services - from external customers	3,105,905	2,502,967	1,621,183	7,230,055

Costs and expenses Selling and administrative	(2,475,864)	(1,498,864)	(1,582,560)	(5,557,288)

Operating profit before other expenses Net operating	630,041	1,004,103	38,623	1,672,767

Other operating expenses				38,798

Profit from operations before financial and tax				1,711,565

Depreciation and amortization	307,789	264,767	-	572,556

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Information by business segment for the period ended September 30, 2010 are as follows:

	CONSOLIDATED
	January to September of 2010

	Water	Sewer	Reconciliation to Financial Statements	Balance according to the Financial Statements

Gross revenue from sales and services - from external customers	3,266,249	2,500,349	1,431,460	7,198,058

Deductions	(231,758)	(177,414)	-	(409,172)

Net sales and services - from external customers	3,034,491	2,322,935	1,431,460	6,788,886

Costs and expenses Selling and administrative	(2,151,375)	(1,206,344)	(1,497,113)	(4,854,832)

Operating profit before other expenses Net operating	883,116	1,116,591	(65,653)	1,934,054

Other operating expenses				8,128

Profit from operations before financial and tax				1,942,182

Depreciation and amortization	236,480	202,779	(6,340)	432,919

Operating profit of the parent totals the amount of R$1,710,183 (Sep/2010 - R$1,942,241), being the difference of R$1,382 (Sep/2010 - R$59) represented by the financial results and income tax and social contribution of controlled together.

The adjustments in gross revenue from sales and services are as follows:

	January to September
	2011	2010

Reclassificação de receitas que não são consideradas virtualmente certas (a)	-	(128,248)
Receita bruta de construção referente ao ICPC 01 (b)	1,621,183	1,559,708
	1,621,183	1,431,460

Adjustments to cost, selling expenses and administrative expenses are as follows:

	January to September
	2011	2010

Reclassification of allowance for losses (a)	-	128,248
Construction cost related to the ICPC 01 (b)	(1,582,560)	(1,523,861)
Other adjustments (c)	-	(101,500)
	(1,582,560)	(1,497,113)

(a)        Reclassification for services rendered at wholesale to municipalities in the metropolitan region of Sao Paulo, whose receipt is virtually certain and that should not be recognized as revenue for CPC / IFRS.

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(b)       The revenue of construction is recognized as CPC 17, "Construction Contracts (IAS 11) using the percentage method of execution.

(c)        Other adjustments relate primarily to pension plans, taxes, depreciation, amortization, capitalization of borrowing costs and donations.

22.       EQUITY

(a) Authorized capital

The Company is authorized to increase its capital up to the limit of $ 10,000,000 (Dec/10 - R$10,000,000) by the Board of Directors and Audit Committee heard.

(b) Capital subscribed and paid

The subscribed and paid-up consists of 227,836,623 ordinary shares (Dec/10 - 227,836,623), book entry shares, without par value, as follows:

	Number of shares	%
Department of Finance	114,508,086	50.26
Brazilian Clearing and Depository	50,988,965	22.38
The Bank Of New York ADR Department (equivalente in shares) (*)	61,905,380	27.17
Other	434,192	0.19
	227,836,623	100.00

(*) each ADR equals two shares

The additional dividend proposed, in the amount of R$68,761, referring to the fiscal year of 2010, was approved in the General Shareholders’ Meeting of April 28, 2011.

Further information on equity, such as remuneration to shareholders, object and purpose of reserves are found in footnote 18 of the Annual Financial Statements December 31, 2010.

23. EARNINGS PER SHARE

(a)        Basic and diluted

Basic earnings per share is calculated by dividing the profit attributable to shareholders by the weighted average number of ordinary shares issued during the.

	3rd qtr/11	Jan-Sep/11	3rd qtr/10	Jan-Sep/10

Profit attributable to shareholders	67,964	730,405	437,018	1,055,512
Weighted average number of common shares issued (in thousand of shares)	227,836	227,836	227,836	227,836

Basic and diluted earnings per share (dollars per share)	0.29830	3.20584	1.91813	4.63277

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The Company had no potential common shares outstanding, such as debt convertible into common shares. Thus, the basic and diluted earnings per share are the same.

24.       COMMITMENTS

(i) operational Rentals

On September 30, 2011, rents have contracted operational require minimum payments as follows:

2011	41,822
2012	60,771
2013	42,544
2014	9,184
Total	154,321

The rental expenses for the periods ended September 30, 2011 and 2010 were R$7,621 and R$7,129, respectively. The figures refer to the following accounts: real estate rentals, rental of machinery and equipment, rental of computer equipment, car rentals, automotive equipment rental and leasing of copying machines. The contracts of lease operating close in 2014.

(ii)       Electricity

The Company has long-term contracts for firm commitments with suppliers of electricity for own use. On September 30, 2011 the main values of contracts of this type are as follows:

2011	221,739
2012	228,450
2013	88,372
2014	83,565
2015	80,024
Total	702,150

The cost of electricity for the periods ended September 30, 2011 and 2010 were R$144,035 and R$132,315 respectively. The agreements contain strong demand in 2015.

25.       CONTRACTING WITH THE MUNICIPALITY OF SÃO PAULO

No change or relevant information, according to note 26 of the Annual Financial Statements December 31, 2010.

26.       SUBSEQUENT EVENT

9th Issue of Debentures

On 10/15/2011 the Company exercised the right to the early redemption of the totality of debentures outstanding of the first and second series of the 9th issue.

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OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

1.         EVOLUTION OF THE INVOLVEMENT OF DRIVER, DIRECTORS AND OFFICERS

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDER, DIRECTORS AND OFFICERS AND OUTSTANDING SHARES Position at September 30, 2011
Shareholder	Number of Common Shares (In units)%		Total Number of Shares (In units)%
Controlling Shareholder
State Finance Department	114,508,086	50.3%	114,508,086	50.3%
Management
Board of Directors	2,009	0	2,009	0
Executive Board	603	0	603	0

Supervisory Board	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders

Total	114,510,698	50.3%	114,510,698	50.3%

Outstanding Shares	113,325,925	49.7%	113,325,925	49.7%

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDER, DIRECTORS AND OFFICERS AND OUTSTANDING SHARES Position at September 30, 2010
Shareholder	Number of Common Shares (In units)%		Total Number of Shares (In units)%
Controlling Shareholder
State Finance Department	114,508,085	50.3%	114,508,085	50.3%
Management
Board of Directors	5,210	0	5,210	0
Executive Board	-	-	-	-

Supervisory Board	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders

Total	114,513,295	50.3%	114,513,295	50.3%

Outstanding Shares	113,323,328	49.7%	113,323,328	49.7%

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2.  SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF SHARES OF EACH CATEGORY AND CLASS OF SHARES OF THE COMPANY, UP TO THE LEVEL OF INDIVIDUAL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position at September 30, 2011 (In Shares)
	Common Shares		Total
Shareholder	Number	%	Number	%
State Finance Department	114,508,086	50.3	114,508,086	50.3

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Opinions and Statements / Report of the Special Review-Without Reservation

Report on Review of Quarterly Information

To the Board of Directors and Stockholders

Companhia de Saneamento Básico do

Estado de São Paulo – SABESP

                                                              Page: 86

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: December 27, 2011

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.